FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-42707

P R O S P E C T U S

                                2,800,000 SHARES

                      [CYBERSHOP INTERNATIONAL, INC. LOGO]

                          CYBERSHOP INTERNATIONAL, INC.
                                  COMMON STOCK

                                -----------------

     All the shares of Common Stock offered hereby are being sold by CyberShop International, Inc. ("CyberShop" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. See "Underwriting" for certain factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on The Nasdaq SmallCap Market/SM/ under the symbol "CYSP."

                                -----------------
     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                                -----------------
          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                          PRICE TO       UNDERWRITING     PROCEEDS TO
                           PUBLIC         DISCOUNT(1)     COMPANY(2)
                       -----------       ------------     -----------
Per Share .........    $      6.50       $     0.46       $    6.04
Total(3) ..........    $18,200,000       $1,274,000       $16,926,000
--------------------------------------------------------------------------------

(1) Excludes warrants sold to C.E. Unterberg, Towbin and Fahnestock & Co. Inc. (collectively, the "Underwriters") to purchase an aggregate of 230,000 shares of Common Stock at an exercise price equal to 110% of the initial public offering price (the "Underwriters' Warrants"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

(2) Before deducting expenses of the Offering payable by the Company estimated at $534,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 420,000 additional shares of Common Stock, on the same terms as set forth above, for the purpose of covering over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discount and proceeds to Company will be $20,930,000, $1,465,100 and $19,464,900, respectively. See
     "Underwriting."

     The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance of such shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that the shares of Common Stock will be ready for delivery on or about March 26, 1998.

                                -----------------
C.E. UNTERBERG, TOWBIN                                     FAHNESTOCK & CO. INC.

                                 MARCH 23, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto included elsewhere in this Prospectus. The Company was incorporated in Delaware in October 1997 and is the parent company of CyberShop, L.L.C., a New Jersey limited liability corporation that was established on December 1, 1994. As of March 18, 1998 the members of CyberShop, L.L.C. contributed all of their membership interests in exchange for 4,000,000 shares of the Common Stock of the Company (the "Contribution"). Except as otherwise specified, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option or the Underwriters' Warrants and
(ii) gives effect to the Contribution. The term "Company" includes, unless the context otherwise requires, CyberShop International, Inc. and CyberShop, L.L.C.

                                   THE COMPANY

     CyberShop is an online retailer that currently offers over 40,000 products from more than 400 manufacturers through its online stores on the Internet and America Online, Inc. ("AOL"). The Company seeks to provide a convenient shopping experience that incorporates traditional department store and mail-order features into an interactive, easy-to-use and compelling online environment.

     The Company believes that online technology, and the Internet in particular, is an advantageous medium for the selling of merchandise relative to traditional retail stores and mail-order catalogs. Leveraging online technology and the global reach of the Internet, the online retailing model provides CyberShop with virtually unlimited online shelf space and the ability to reach a geographically unlimited consumer base 24 hours a day. The online retailing model also enables the Company to avoid the facilities and personnel costs associated with maintaining traditional retail stores and the costs of printing and distributing catalogs and staffing large "call centers" associated with mail-order companies. The Company's strategy is to offer quality merchandise, provide effective customer service, and capitalize on the inherent economies of the online retailing model. The Company, which launched its Internet store in September 1995, is still in early stages of development. The Company believes that its ability to achieve profitability will depend primarily on its ability to increase revenues generated by transactions relating to sales of merchandise through its online stores. CyberShop's management team has experience in a broad range of retailing environments, including department stores, specialty retailing stores, television merchandising and direct mail.

     CyberShop's online stores are accessed at CYBERSHOP.COM on the Internet and in the Department Store and Gift areas of the AOL Shopping Channel. CyberShop's online stores provide high quality color pictures and detailed information relating to products that are conveniently organized into departments by brand and category such as housewares, consumer electronics, gifts and gourmet food, similar to those of traditional department stores. Shoppers can search for, browse and select products throughout the store and place selected merchandise in a virtual shopping bag that facilitates the process of collecting items, subtotaling purchases and reaching the purchase decision. In addition to offering a broad selection of quality branded merchandise at a guranteed competitive price, the Company's customers benefit from cost savings, including free domestic delivery for most purchases over $100 and discounts on future purchases under the Company's frequent buyer program. Most customer orders are completed by credit cards utilizing industry standard secured encryption.

     The Company believes that relationships with merchandise manufacturers are important to its business. CyberShop has established strategic relationships with manufacturers which allow for prompt updates on merchandise information and for most products to be rapidly shipped directly from suppliers. Supplier direct shipping enables the Company to avoid inventory related risks, limit overhead costs and provide prompt delivery. Through its Gifts Wrapped & Ready boutique the Company also offers pre-wrapped gift items which are shipped from inventory maintained at an independent warehouse facility or from the Company's suppliers within 24 hours after an order is placed.

     As part of its marketing strategy, the Company has formed a strategic alliance with AOL pursuant to a marketing agreement. This agreement provides for CyberShop to be featured on the AOL Shopping Channel as one of three anchor tenants within the Department Store area and to be prominently featured in the Gift area. In addition, the Company plans to establish strategic alliances with other online companies and begin a targeted advertising campaign to attract additional customers to its online stores. The Company believes both online and traditional media exposure are critical to maximizing brand recognition and driving traffic to its online stores. The Company leverages its database of customer demographic profiles to proactively market merchandise via e-mail.

     International Data Corporation ("IDC"), an independent market research organization, estimates that the total value of goods and services purchased on the Internet was $296 million in 1995, $2.6 billion in 1996 and will increase to $220 billion by the year 2001. The number of Company customers grew from approximately 2,250 at December 31, 1996 to approximately 12,800 at December 31, 1997. The Company believes it has effectively positioned itself to capitalize on the potential growth of online commerce by selectively targeting quality branded manufacturers and strategic online partners.

     The Company's office is located at 130 Madison Avenue, New York, New York 10016 and its telephone number is 212-532-3553.

                                  THE OFFERING


Common Stock offered hereby ...................   2,800,000 shares
Common Stock outstanding after the Offering ...   6,800,000 shares (1)
Use of proceeds ...............................   The  net  proceeds   from  the
                                                  Offering  will  be used by the
                                                  Company  to  expand  marketing
                                                  and  advertising  efforts  and
                                                  potential  strategic alliances
                                                  with Internet  search  engines
                                                  and    guides    and    online
                                                  communities,    to   repay   a
                                                  secured   loan   made  by  the
                                                  Trustees    of   the   General
                                                  Electric   Pension  Trust,  to
                                                  develop  and  market an online
                                                  gift    registry,    to   fund
                                                  payments  due to AOL,  and for
                                                  working   capital   and  other
                                                  general  corporate   purposes,
                                                  including   expansion  of  the
                                                  Company's            technical
                                                  infrastructure   and  possible
                                                  future strategic alliances and
                                                  acquisitions.   See   "Use  of
                                                  Proceeds."
Proposed Nasdaq SmallCap Market Symbol ........   CYSP

----------
(1) Excludes (i) an aggregate of 1,343,634 shares of Common Stock reserved for issuance under the Company's stock option plans of which 273,634 shares were issuable upon the exercise of stock options outstanding as of December 31, 1997 and (ii) 230,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants. The weighted average exercise price of all outstanding options as of December 31, 1997 was $2.48 per share. See "Management," "Description of Capital Stock" and "Underwriting."

                                  RISK FACTORS

     In connection with this Offering, prospective investors should carefully consider the factors set forth under Risk Factors, including limited operating history; accumulated deficit; anticipated losses; uncertainty of future results; competition; dependence upon strategic alliances; reliance on certain suppliers; Internet related risks; risk of capacity constraints; reliance on internally developed transaction-processing systems; system development risks; management of growth; dependence on key personnel; need for additional personnel; potential fluctuations in quarterly operating results; seasonality; risk of system failure; rapid technological change; need for additional funds; potential inability to protect trademarks and proprietary rights; sales and other taxes; control of the Company; possible "year 2000" problems; anti-takeover effect of certain charter provisions; shares eligible for future sale; registration rights; absence of prior public market; possible volatility of stock price; management's broad discretion in allocating a substantial portion of the proceeds; immediate and substantial dilution; and absence of dividends.

                          SUMMARY FINANCIAL INFORMATION

                                                            FISCAL YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------
                                                        1995            1996              1997
                                                   -------------   --------------   ---------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Revenues:
 Product sales .................................    $   18,670       $  272,560      $  1,284,489
 Set up fees ...................................       112,365          232,325           187,058
 Other revenues ................................         8,800            8,500            23,070
                                                    ----------       ----------      ------------
   Total revenues ..............................       139,835          513,385         1,494,617
Cost of revenues ...............................        13,769          155,274           933,187
                                                    ----------       ----------      ------------
Gross profit ...................................       126,066          358,111           561,430
Operating expenses .............................       772,744        1,011,257         2,389,773
                                                    ----------       ----------      ------------
Loss from operations ...........................      (646,678)        (653,146)       (1,828,343)
Net loss .......................................    $ (640,656)      $ (649,932)     $ (1,806,069)
                                                    ==========       ==========      ============
Net loss per common share:
 Basic .........................................    $    (0.22)      $    (0.21)     $      (0.48)
                                                    ==========       ==========      ============
 Diluted .......................................    $    (0.22)      $    (0.21)     $      (0.48)
                                                    ==========       ==========      ============
Pro forma net loss data (unaudited)(1):
 Net loss ......................................    $ (640,656)      $ (649,932)     $ (1,806,069)
 Pro forma income tax benefit ..................      (256,262)        (259,973)         (722,428)
                                                    ----------       ----------      ------------
 Pro forma net loss ............................    $ (384,394)      $ (389,959)     $ (1,083,641)
                                                    ==========       ==========      ============
Pro forma net loss per common share (unaudited):
 Basic .........................................    $    (0.13)      $    (0.13)     $      (0.29)
                                                    ==========       ==========      ============
 Diluted .......................................    $    (0.13)      $    (0.13)     $      (0.29)
                                                    ==========       ==========      ============
Weighted average shares outstanding:
 Basic .........................................     2,872,935        3,096,517         3,780,662
 Diluted .......................................     2,872,935        3,096,517         3,780,662


                                               AS OF DECEMBER 31, 1997
                                           -------------------------------
                                               ACTUAL       AS ADJUSTED(2)
                                           -------------   ---------------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents ..............    $  787,171       $17,179,171
Working capital (deficit) ..............      (327,453)       16,064,547
Total assets ...........................     1,226,910        17,618,910
Stockholders' equity (deficit) .........        (4,672)       16,387,328

----------
(1) The Company was an L.L.C. and as a result was treated as a partnership for both Federal and state income tax purposes for all periods from December 1, 1994 (inception) through December 31, 1997. The net loss of the business for those periods was included in the individual tax returns of the stockholders. The pro forma net loss data reflects the income tax benefit that the Company would have incurred had it operated as a C Corporation for Federal and state income tax purposes from its inception.

(2) Adjusted to give effect to the sale by the Company of 2,800,000 shares of Common Stock offered hereby, after deducting estimated Offering expenses and the underwriting discount. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization."

                     NOTICE TO CALIFORNIA AND OHIO INVESTORS

     THE COMMON STOCK IS SUBJECT TO A LIMITED QUALIFICATION IN CALIFORNIA AND OHIO AND MAY ONLY BE SOLD TO (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT-SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING OR (3) ANY PERSON (OTHER THAN A PERSON FORMED FOR THE SOLE PURPOSE OF PURCHASING THE COMMON STOCK BEING OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE COMMON STOCK OFFERED HEREBY, OR (4) ANY PERSON WHO (A) HAS AN INCOME OF $65,000 AND A NET WORTH OF $250,000, OR (B) HAS A NET WORTH OF $500,000 (IN EACH CASE, EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES).

                                  RISK FACTORS

     The statements contained in this Prospectus that are not historical facts are forward-looking statements. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by the Company with the Securities and Exchange Commission (the "Commission"), or press releases or oral statements made by or with the approval of an authorized executive officer of the Company. These forward-looking statements involve predictions. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect the Company's future operating results include, but are not limited to, the risk factors set forth below and economic conditions, including economic conditions related to the online commerce industry.

     In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors before making an investment decision concerning the Common Stock.

LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT; ANTICIPATED LOSSES; UNCERTAINTY OF FUTURE RESULTS

     The Company was in a test period from its inception in December 1994 until it commenced its operations in September 1995 and is still in the early stages of development. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. To address these risks, the Company must, among other things, continue to expand its manufacturer channels and buyer resources, manage pricing risks, maintain its customer base and attract significant numbers of new customers, respond to competitive developments, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technologies and retailing services and commercialize products and services incorporating such technologies, continue to develop and upgrade its transaction-processing systems, improve its website, provide superior customer service and order fulfillment, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company. Since inception, the Company has incurred significant losses, and as of December 31, 1997, had an accumulated deficit of $3,144,115 prior to its conversion from a limited liability company to a corporation. Achieving profitability given the Company's planned operations depends primarily upon the Company's ability to generate and sustain substantially increased revenue levels. However, the Company believes that it will incur substantial operating losses for the foreseeable future. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's current and future expense levels are based largely on its planned operations and estimates of future revenues. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company. See "Business."

COMPETITION

     The online commerce market is new, rapidly evolving and intensely competitive. The Company expects competition in the online commerce market to intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the retail shopping industry is intensely competitive. The Company currently or potentially competes with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogs, and other online retailers. Competitive pressures created by any one of these companies, or by the Company's competitors collectively, could have a material adverse effect on the Company.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to secure merchandise from manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on the Company. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company. See "Business -- Competition."

DEPENDENCE UPON STRATEGIC ALLIANCES

     The Company relies on certain strategic alliances to attract shoppers to purchase its products. The Company has entered into a strategic alliance with AOL pursuant to a marketing agreement. The Company's ability to generate revenues from online commerce depends, among other things, upon the increased traffic, purchases, advertising and sponsorships that the Company generates through its strategic alliance with AOL. The Company's agreement with AOL terminates on December 31, 1998. There can be no assurance that the Company's relationship with AOL will be extended beyond its initial term or on what terms such relationship will be extended. In addition, the Company is seeking to enter into long-term exclusive marketing agreements with several of the largest Internet search engines, guides and online communities, as well as entering into other strategic alliances. There can also be no assurance that additional third-party alliances will be available to the Company on acceptable commercial terms or at all. The Company's inability to enter into new strategic alliances or to maintain its existing strategic alliances could have a material adverse effect on the Company. See "Business -- Strategic Alliances."

RELIANCE ON CERTAIN SUPPLIERS

     The Company believes that relationships with merchandise manufacturers are important to its business. Suppliers for the Company's online stores include manufacturers and a limited number of distributors. Sales of products from the Company's top 50 manufacturers accounted for approximately 52% of the Company's total revenues during the year ended December 31, 1997. Since the Company warehouses limited inventory, mainly during certain holiday and gift giving periods, it relies on rapid fulfillment of orders from its suppliers and warehouses. There can be no assurance that the Company's current suppliers will continue to sell merchandise to the Company on current terms or that the Company will be able to maintain any of its exclusivity arrangements with suppliers or that the Company will be able to establish new or extend current supplier relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. Loss of these relationships could have a material adverse effect on the Company. The Company also relies on most of its suppliers to process and ship merchandise directly to customers. The Company has limited control over the shipping procedures of its suppliers, and shipments by these suppliers have at times been subject to delays. Although most merchandise sold by the Company carries a warranty supplied by the manufacturer, the

Company provides a 30-day money back guarantee. If the quality of service provided by such suppliers falls below a satisfactory standard or if the Company's level of returns exceeds its expectations, the Company will be materially adversely affected. See "Business -- Supplier Relationships."

INTERNET RELATED RISKS

     Dependence on Continued Growth of Online Commerce

     The  Company's  future  revenues  and  future  profits  are   substantially
dependent upon the widespread acceptance and use of the Internet and online services as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the Internet and online services like AOL is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty. The Company relies on consumers who have historically used traditional means of commerce to purchase merchandise. For the Company to be successful, these consumers must accept and utilize novel ways of conducting business and exchanging information. Moreover, critical issues concerning the commercial use of the Internet, such as ease of access, security, reliability, cost and quality of service, remain unresolved and may affect the growth of Internet use or the attractiveness of conducting commerce online.

     In addition, the Internet and online services may not be accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet and online services continue to experience significant growth, there can be no assurance that the infrastructure of the Internet and online services will prove adequate to support increased user demands. In addition, the Internet or online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or online service activity. Changes in or insufficient availability of telecommunications services to support the Internet or online services also could result in slower response times and adversely affect usage of the Internet and online services generally and the Company in particular. If use of the Internet and online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and online services does not effectively support growth that may occur, or if the Internet and online services do not become a viable commercial marketplace, the Company would be materially adversely affected. See "Business -- Online Shopping Industry."

     Online Commerce Security Risks

     The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. Any compromise of the Company's security could have a material adverse effect on the Company and its reputation. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability which could have a material adverse effect on the Company. See "Business -- Technology."

     Governmental Regulation and Legal Uncertainties

     The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet

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



and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes and personal privacy is uncertain and may take years to resolve. In addition, as the Company's service is available over the Internet in multiple states and foreign countries, and as the Company sells to numerous consumers residing in such states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. The Company is qualified to do business in only two states, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company.

     Liability for Information Retrieved from the Internet

     Due to the fact that material may be downloaded from websites and subsequently distributed to others, there is a potential that claims will be made against the Company for negligence, copyright or trademark infringement or other theories based on the nature and content of such material. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company.

RISK   OF   CAPACITY    CONSTRAINTS;    RELIANCE   ON    INTERNALLY    DEVELOPED
TRANSACTION-PROCESSING SYSTEMS; SYSTEM DEVELOPMENT RISKS

     The satisfactory performance, reliability and availability of the Company's store on the Internet, transaction-processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain customers and maintain adequate customer service levels. The Company's revenues depend on the number of visitors who shop at its store on the Internet and the volume of orders it fulfills. Any system interruptions that result in the unavailability of the Company's store on the Internet or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of the Company's product offerings. The Company has experienced periodic system interruptions, which it believes will continue to occur from time to time.

     There may be a significant need to upgrade the capacity of the Company's store on the Internet in order to handle thousands of simultaneous shoppers. The Company's inability to add additional software and hardware or to develop and upgrade further its existing technology, transaction-processing systems or network infrastructure to accommodate increased traffic on its store on the Internet or increased sales volume through its transaction-processing systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service and impaired quality and speed of order fulfillment, any of which could have a material adverse effect on the Company. See "Business -- Technology."

RISK OF SYSTEM FAILURES

     The Company's success, in particular its ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of its computer and communications hardware systems. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company presently has very limited redundant systems. It does not have a formal disaster recovery plan and carries limited business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. In addition, the Company relies on transaction processing systems operated by AOL to receive and fulfill orders in its AOL stores. Disruptions or failures in the AOL transaction processing system could have a material adverse effect on the Company. The Company's AOL stores are also vulnerable to AOL system-wide interruptions and failures. The occurrence of any of the foregoing risks could have a material adverse effect on the Company. See "Business -- Facilities" and "Business -- Technology."

RAPID TECHNOLOGICAL CHANGE

     To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its online stores. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing store on the Internet and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of a store on the Internet and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will successfully use new technologies effectively or adapt its store on the Internet, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. The Company's failure to adapt in a timely manner for technical, legal, financial or other reasons, to changing market conditions or customer requirements, could have a material adverse effect on the Company. See "Business -- Technology."

NEED FOR ADDITIONAL FUNDS

     Based on current levels of operations and planned growth, the Company anticipates that its existing capital resources, together with cash generated from operations and the proceeds of this Offering, will enable it to maintain its operations for at least 12 months from the date of this Prospectus. The Company may require additional funds to sustain and expand its sales and marketing activities and its strategic alliances, particularly if a well-financed competitor emerges or if there is a shift in the type of Internet services that are developed and ultimately receive customer acceptance. Adequate funds for these and other purposes on terms acceptable to the Company, whether through additional equity financing, debt financing or other sources, may not be available when needed or may result in significant dilution to existing stockholders. The Company's lack of tangible assets to pledge could prevent the Company from establishing a source for additional financing. There can be no assurance that such financing will be available in amounts or on terms acceptable to the Company, if at all. The inability to obtain sufficient funds from operations and external sources would have a material adverse effect on the Company. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

MANAGEMENT OF GROWTH

     To manage the expected growth of its operations and personnel, the Company will be required to improve existing and implement new transaction-processing, operational and financial systems, procedures and controls, and to expand, train and manage its already growing employee base. Further, the Company will be required to maintain and expand its relationships with various merchandise manufacturers, distributors, Internet and other online service providers and other third parties necessary to the

Company's business. If the Company is unable to manage growth effectively, the Company will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees."

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL

     The Company's performance is substantially dependent on the continued services and on the performance of its senior management and other key personnel, particularly Jeffrey S. Tauber, its President, Chief Executive Officer and Chairman of the Board. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company. The Company has employment agreements with only two of its key personnel, its Vice President, Chief Financial Officer and Treasurer and its Vice President and Chief Information Officer. The Company has obtained a $2,000,000 key person life insurance policy on the life of Mr. Tauber, naming the Company as beneficiary under such policy. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, assimilate or retain sufficiently qualified personnel which could have a material adverse effect on the Company. See "Business -- Employees" and "Management."

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include, without limitation, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the mix of products sold by the Company,
(iii) the announcement or introduction of new sites, services and products by the Company and its competitors, (iv) price competition in the industry, (v) the level of use of the Internet and online services and increasing consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by the Company, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's website, (viii) technical difficulties, system downtime or Internet brownouts, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) the implementation of strategic alliances, (xi) the level of merchandise returns experienced by the Company, (xii) governmental regulation, and (xiii) general economic conditions and economic conditions specific to the Internet and online commerce.

     The Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Internet usage and the rate of Internet growth may be expected to decline during the summer. Further, sales in the traditional retail industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. Due to the foregoing factors, in one or more future quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL INABILITY TO PROTECT TRADEMARKS AND PROPRIETARY RIGHTS

     The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company regards its copyrighted material, service marks, trademarks, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, partners and others to protect its proprietary rights. The Company has the registered service mark CyberShop in the United States. There can be no assurance that the Company will be able to secure significant protection for these trademarks. It is possible that competitors of the Company or others will adopt product or service names similar to "CyberShop" and the Company's other trademarks, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect the name "CyberShop" adequately would have a material adverse effect on the Company. The Company generally has entered into agreements containing confidentiality and non-disclosure provisions with its employees and consultants and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. In the future, the Company may also need to file lawsuits to enforce the Company's intellectual property rights, protect the Company's trade secrets, and determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company.

     The Company also relies on a variety of technology that it licenses from third parties, including its database and Internet server software, which is used in the Company's website to perform key functions. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability of the Company to maintain or obtain upgrades to any of these technology licenses could result in delays in completing its proprietary software enhancements and new developments until equivalent technology could be identified, licensed or developed and integrated. Any such delays would have a material adverse effect on the Company. See "Business -- Technology -- Proprietary Technology."

SALES AND OTHER TAXES

     Except in certain limited cases, the Company does not currently collect sales or other similar taxes for shipments of goods into states other than New York and New Jersey. However, the Federal government or one or more states may seek to impose sales tax collection obligations on out-of-state companies, such as the Company, which engage in online commerce. In addition, any new operation in states outside of New York and New Jersey could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company.

CONTROL OF THE COMPANY

     Immediately upon completion of this Offering, approximately 40.6% of the outstanding Common Stock will be beneficially owned by Jeffrey S. Tauber, the Company's President, Chief Executive Officer and Chairman of the Board, and members of Mr. Tauber's family (38.3% if the over-allotment option is exercised in full). As a result, upon completion of this Offering, the Tauber family will have a dominant voting position with respect to the ability to elect the Company's directors, amend the Company's Certificate of Incorporation or By-Laws, or effect a merger, sale of assets or other corporate transaction. The extent of ownership by the Tauber family may also have the effect of preventing a change in control of the Company or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could have an adverse effect on the market price of the Common Stock. See "Management," "Certain Transactions" and "Principal Stockholders."

POSSIBLE "YEAR 2000" PROBLEMS

     Although the Company's currently installed computer systems and software products have been tested for year 2000 problems and the Company believes that its computer systems and software products are fully year 2000 compatible, it is possible that certain computer systems or software products of the Company's suppliers or customers may not accept input of, store, manipulate and output dates prior to the year 2000 or thereafter without error or interruption. The Company has conducted a review of its computer systems, to attempt to identify ways in which its systems could be affected by problems of its customers and suppliers in correctly processing date information. In addition, the Company is requesting assurances from all software vendors from which it has purchased or from which it may purchase software that such software will correctly process all date information at all times. Furthermore, the Company is querying its customers and suppliers as to their progress in identifying and addressing problems that their computer systems will face in correctly processing date information as the year 2000 approaches. However, there can be no assurance that the Company will identify all date-handling problems of its customers and suppliers in advance of their occurrence, or that the Company will be able to successfully remedy problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's Certificate of Incorporation and By-Laws and Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     After the completion of this Offering, 6,800,000 shares of Common Stock will be outstanding. Of such shares, the 2,800,000 shares of Common Stock offered hereby will be tradeable without restriction by persons other than
"affiliates" of the Company. The remaining 4,000,000 shares of Common Stock which will be outstanding after this Offering are "restricted securities" within the meaning of Rule 144 under the Securities Act, and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144 promulgated under the Securities Act. The Company, and all of its directors, officers, existing stockholders and option holders have agreed to "lock-up" arrangements under which they may not offer to sell, sell, contract to sell, pledge, or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock without the prior written consent of the Underwriters, subject to certain exceptions, for a period of one year after the date of this Prospectus. Upon expiration of the one year period, 278,777 shares of Common Stock held by non-affiliates will be saleable pursuant to Rule 144(k) and 3,721,223 shares of Common Stock will be saleable pursuant to Rule 144 promulgated under the Securities Act; subject to the volume limitations under Rule 144. The Company has outstanding options covering 432,634 shares of Common Stock. The shares of Common Stock issuable upon exercise of such options may be resold pursuant to Rule 701. In addition, certain stockholders of the Company are entitled to both demand and piggyback registration rights with respect to 663,930 shares of Common Stock. Upon completion of the Offering, the Company will sell to the Underwriters the Underwriters' Warrants which are exercisable from the first anniversary of the date of this Offering until the fifth anniversary of the date of this Offering and which require that the Company register the Common Stock for which such Underwriters' Warrants are exercisable within one year from the date hereof. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock -- Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

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



ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on The Nasdaq SmallCap Market under the symbol "CYSP". The initial public offering price has been determined through negotiations between the Company and the Underwriters, and may not be indicative of the market price for the Common Stock after the completion of this Offering. Among the factors considered in determining the initial public offering price have been the Company's record of operations, its current financial condition, its future prospects, the market for its products, the experience of its management, the economic conditions of the Company's industry in general, the general condition of the equity securities market, the demand for similar securities of companies considered comparable to the Company and other relevant factors. See "Underwriting."

     The trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet, online service or retail companies, announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and The Nasdaq SmallCap Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance.

MANAGEMENT'S  BROAD  DISCRETION  IN  ALLOCATING  A  SUBSTANTIAL  PORTION  OF THE
PROCEEDS

     Except for approximately $4,500,000, the Company has not designated any specific use for the net proceeds from the sale by the Company of the 2,800,000 shares of Common Stock offered hereby. The Company expects to use the portion of the net proceeds not designated for any specific use (approximately $11,892,000, or $14,431,000 if the Underwriters' over-allotment option is exercised in full, after deducting the underwriting discount and estimated Offering expenses), for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures. The Company may use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. The Company has no present understandings, commitments or agreements with respect to any acquisition or investment. Accordingly, management will have significant flexibility in applying the net proceeds of this Offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company. See "Use of Proceeds."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of the 2,800,000 shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of $4.09. In addition, as of December 31, 1997, the Company had issued options to purchase 273,634 shares of Common Stock. If such options are exercised in full, the dilution in the net tangible book value per share would continue to be $4.09 per share. See "Dilution."

ABSENCE OF DIVIDENDS

     The Company has never declared or paid any dividends on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered hereby, after deducting the underwriting discount and estimated Offering expenses, are estimated to be approximately $16,392,000 (approximately $18,931,000 if the Underwriters' over-allotment option is exercised in full). The net proceeds from this Offering will be used by the Company as follows: (i) approximately $3,000,000 to expand marketing and advertising efforts and potential strategic alliances with Internet search engines guides and online communities; (ii) approximately $500,000 to repay a secured loan made to the Company by the Trustees of the General Electric Pension Trust which accrues interest at the rate of 15% per annum and matures on the earlier of the closing of this Offering, the raising of additional equity or debt by the Company or March 31, 1999; (iii) approximately $500,000 to develop and market an online gift registry; (iv) approximately $500,000 to fund payments due to AOL pursuant to a marketing agreement with AOL; and (v) the balance for working capital and other general corporate purposes, including expansion of the Company's technical infrastructure and possible future strategic alliances and acquisitions. The proceeds of the loan from the Trustees of the General Electric Pension Trust are being utilized for working capital purposes. Jeffrey S. Tauber pledged 172,500 of his shares of Common Stock as security for the loan. See "Risk Factors -- Management's Broad Discretion in Allocating a Substantial Portion of the Proceeds," "Management's Discussion and Analysis of Financial Conditions and Results of Operations," "Business -- Certain Transactions" and "Principal Stockholders."

     From time to time, in the ordinary course of business, the Company evaluates possible acquisitions of, or investments in, businesses, products and technologies that are complementary to those of the Company. A portion of the net proceeds may therefore be used to fund acquisitions or investments. The Company currently has no arrangements, agreements or understandings, and is not engaged in active negotiations, with respect to any such acquisition or investment.

     Pending the application of the net proceeds from this Offering, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing instruments or money market funds. To the extent necessary to avoid being subject to the registration requirements of the Investment Company Act of 1940, as amended, the Company would invest the balance in United States Treasury obligations. Returns on such investments may be less than those that might otherwise result if the Company were able to use such funds immediately in its operations.

                                 DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock. The Company does not anticipate paying any dividends on the Common Stock in the foreseeable future and intends to retain all available funds for use in the operation and development of its business. The Board of Directors intends to review the Company's dividend policy from time to time. Any payment of dividends in the future will be at the discretion of the Board of Directors and will be dependent on the earnings and financial requirements of the Company and other factors, including restrictions imposed by the Delaware General Corporation Law ("GCL") on the payment of dividends, and such other factors as the Board of Directors deems relevant.

                                    DILUTION

     The net tangible book value (deficit) of the Company at December 31, 1997 was $(4,672) or approximately $(.00) per outstanding share of Common Stock. Net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,800,000 shares of Common Stock offered by the Company hereby and the receipt of the estimated net proceeds therefrom after deducting estimated Offering expenses and the underwriting discount, the adjusted net tangible book value of the Company at December 31, 1997 would have been $16,387,328 or $2.41 per share. This represents an immediate increase in net tangible book value of $2.41 per share to existing stockholders and an immediate dilution to new investors of $4.09 per share to purchasers of Common Stock. Dilution is determined by subtracting the adjusted net tangible book value per share after the Offering from the initial public offering price per share. The following table illustrates this dilution:

Initial public offering price per share ...........................                  $  6.50
 Net tangible book value (deficit) per share at December 31,
   1997 ...........................................................     $ (0.00)
 Net increase per share attributable to the new investors .........        2.41
                                                                        -------
 Adjusted net tangible book value per share after the Offering.....                     2.41
                                                                                     -------
Dilution to new investors .........................................                  $  4.09
                                                                                     =======

     The following table summarizes as of December 31, 1997, the difference between the existing stockholders and the new investors purchasing shares of Common Stock in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share.

                                     SHARES PURCHASED          TOTAL CONSIDERATION
                                  -----------------------   --------------------------    AVERAGE PRICE
                                     NUMBER      PERCENT        AMOUNT        PERCENT       PER SHARE
                                  -----------   ---------   --------------   ---------   --------------
Existing stockholders .........   4,000,000        58.8%     $ 3,139,443        14.7%    $ 0.78
New investors .................   2,800,000        41.2%      18,200,000        85.3%    $ 6.50
                                  ---------       -----      -----------       -----
 Total ........................   6,800,000       100.0%     $21,339,443       100.0%
                                  =========       =====      ===========       =====


     The foregoing computations assume no exercise of stock options outstanding as of December 31, 1997. As of December 31, 1997, an aggregate of 273,634 shares of Common Stock were issuable upon the exercise of outstanding options at a weighted average exercise price per share of $2.48 per share. To the extent that shares of Common Stock are issued upon exercise of these options the dilution to new investors would continue to be $4.09 per share. The exercise of the additional options to purchase 159,000 shares of Common Stock granted since December 31, 1997 would not result in further dilution to new investors. See "Management."

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of December 31, 1997 and (ii) the capitalization of the Company as adjusted to give effect to the sale of the Common Stock offered hereby after deducting the underwriting discount and estimated Offering expenses. This table should be read in conjunction with the Financial Statements of the Company and notes thereto included elsewhere in this Prospectus. See "Description of Capital Stock."

                                                                    AS OF DECEMBER 31, 1997
                                                                 -----------------------------
                                                                   ACTUAL      AS ADJUSTED (1)
                                                                 ----------   ----------------
Current portion of capital lease obligations .................    $ 13,000       $    13,000
                                                                  ========       ===========
Capital lease obligations, less current portion ..............    $ 15,196       $    15,196
                                                                  --------       -----------
Stockholders' equity (deficit):
Preferred Stock,  $0.001 par value,  5,000,000  authorized;  0 shares issued and outstanding; 0 shares issued and outstand-
 ing, as adjusted ............................................          --                --
Common Stock, $0.001 par value, 25,000,000 authorized;
 4,000,000 shares issued and outstanding; 6,800,000 shares is-
 sued and outstanding, as adjusted(2) ........................       4,000             6,800
Additional paid-in capital ...................................      (8,672)       16,380,528
                                                                  --------       -----------
Total stockholders' equity (deficit) .........................      (4,672)       16,387,328
                                                                  --------       -----------
Total capitalization .........................................    $ 10,524       $16,402,524
                                                                  ========       ===========

(1) Adjusted to give effect to the sale by the Company of 2,800,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

(2) Actual information excludes an aggregate of 1,343,634 shares of Common Stock reserved for issuance under the Company's stock option plans and other stock options, of which 273,634 shares are issuable upon the exercise of stock options outstanding as of December 31, 1997. The weighted average exercise price of all outstanding options at December 31, 1997 was $2.48 per share. As adjusted information excludes 230,000 shares of Common Stock issuable upon exercise of the Underwriters' Warrants and options for 159,000 additional shares of Common Stock granted since December 31, 1997. See "Management," "Description of Capital Stock" and "Underwriting."

                             SELECTED FINANCIAL DATA

     The selected consolidated statements of operations data for the years ended December 31, 1995, 1996 and 1997 and the selected consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from the audited consolidated Financial Statements included elsewhere in this Prospectus. The selected consolidated balance sheet data as of December 31, 1995 has been derived from the audited consolidated financial statements not included in this Prospectus. The Company was an L.L.C. and as a result was treated as a partnership for both Federal and state income tax purposes for all periods from December 1, 1994 (inception) through December 31, 1997. Accordingly, there was no tax loss carry-forward. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                           FISCAL YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------
                                                        1995            1996             1997
                                                   -------------   -------------   ---------------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA
Revenues:
 Product sales .................................    $   18,670      $  272,560      $  1,284,489
 Set up fees ...................................       112,365         232,325           187,058
 Other revenues ................................         8,800           8,500            23,070
                                                    ----------      ----------      ------------
  Total revenues ...............................       139,835         513,385         1,494,617
Cost of revenues ...............................        13,769         155,274           933,187
                                                    ----------      ----------      ------------
Gross profit ...................................       126,066         358,111           561,430
Operating expenses .............................       772,744       1,011,257         2,389,773
                                                    ----------      ----------      ------------
Loss from operations ...........................      (646,678)       (653,146)       (1,828,343)
Other income ...................................         6,022           3,214            22,274
                                                    ----------      ----------      ------------
Net loss .......................................    $ (640,656)     $ (649,932)     $ (1,806,069)
                                                    ==========      ==========      ============
Net loss per common share:
 Basic .........................................    $    (0.22)     $    (0.21)     $      (0.48)
                                                    ==========      ==========      ============
 Diluted .......................................    $    (0.22)     $    (0.21)     $      (0.48)
                                                    ==========      ==========      ============
Pro forma net loss data (unaudited)(1):
 Net loss ......................................    $ (640,656)     $ (649,932)     $ (1,806,069)
 Pro forma income tax benefit ..................      (256,262)       (259,973)         (722,428)
                                                    ----------      ----------      ------------
 Pro forma net loss ............................    $ (384,394)     $ (389,959)     $ (1,083,641)
                                                    ==========      ==========      ============
Pro forma net loss per common share (unaudited):
 Basic .........................................    $    (0.13)     $    (0.13)     $      (0.29)
                                                    ==========      ==========      ============
 Diluted .......................................    $    (0.13)     $    (0.13)     $      (0.29)
                                                    ==========      ==========      ============
Weighted average shares outstanding:
 Basic .........................................     2,872,935       3,096,517         3,780,662
 Diluted .......................................     2,872,935       3,096,517         3,780,662

                                                                AS OF DECEMBER 31,
                                           -------------------------------------------------------------
                                                1995           1996           1997        AS ADJUSTED(2)
                                           -------------   -----------   -------------   ---------------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents ..............    $  110,687      $509,727      $  787,171       $17,179,171
Working capital (deficit) ..............      (182,154)      143,345        (327,453)       16,064,547
Total assets ...........................       332,379       669,987       1,226,910        17,618,910
Stockholders' equity (deficit) .........       (98,671)      251,397          (4,672)       16,387,328

(1) The Company was an L.L.C. and as a result was treated as a partnership for both Federal and state income tax purposes for all periods from December 1, 1994 (inception) through December 31, 1997. The net loss of the business for those periods was included in the individual tax returns of the stockholders. The pro forma net loss data reflects the income tax benefit that the Company would have incurred had it operated as a C Corporation for Federal and state income tax purposes from its inception.

(2) Adjusted to give effect to the sale by the Company of 2,800,000 shares of Common Stock offered hereby, after deducting estimated Offering expenses and the underwriting discount. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, but not limited to, those discussed in "Risk Factors."

OVERVIEW

     CyberShop was in a test period from its inception in December 1994 until it commenced its operations in September 1995 and is still in the early stages of development. The Company did not have revenues, cost of revenues or gross profit from inception on December 1, 1994 through December 31, 1994. In 1995 and throughout most of 1996, the Company's primary activities related to establishing relationships with manufacturers, which resulted in the payment of set up fees by certain manufacturers to display products in the Company's online stores, and developing the Company's proprietary systems operating procedures. The Company has been selling merchandise on the Internet since September 1995 and on AOL since November 1996. Accordingly, the Company has a limited operating history and is still in the early stages of development.

     The Company recognizes product revenues when goods are shipped to the customer. Typically, the Company receives payment from the customer's credit card through a financial institution within two to four business days. The amount received by the Company is net of any credit card transaction fees deducted by the financial institution. The Company carries minimal inventory and typically pays its vendors for goods within 30 to 60 days.

     The Company intends to increase its operating expenses to fund increased marketing and advertising, to enhance existing stores and to establish strategic relationships important to the success of the Company. The Company expects negative cash flow from operations to continue for the foreseeable future.

RESULTS OF OPERATIONS

     Revenues. Revenue is comprised of sales of products offered in the Company's online stores, manufacturer set up fees and advertising fees. Revenues were $139,835 in 1995, with set up fees representing $112,365, or 80% of the total revenues and product sales representing $18,670, or 13% of total revenues. Revenues increased 267% to $513,385 in 1996 due to a $119,960 increase in set up fees and a $253,890 increase in product sales. The increase in product sales in 1996 was primarily attributable to increased marketing efforts and the launch of the Company's store on AOL. Revenues increased 191% in 1997 to $1,494,617. The increase was primarily attributable to a 371% increase in product sales to $1,284,489, primarily due to increased marketing efforts, an expanded customer base, repeat purchases from existing customers, an increased presence on AOL and the addition of the consumer electronics category.

     Cost of Revenues. Cost of revenues consists of payments to third party suppliers related to product sales. Cost of revenues increased from $13,769 in 1995 to $155,274 in 1996 to $933,187 in 1997. Such increases reflect increases in product sales from one period to the next. Gross profit margins related to product sales were 26.3% in 1995, 43.0% in 1996 and 27.3% in 1997. The decrease from 1996 to 1997 is primarily attributed to the 1997 introduction of promotional discount programs and the addition of consumer electronics, which typically yield lower than average gross profit margins.

     Operating expenses. Operating expenses consist primarily of personnel expenses, online, radio and print advertising, public relations and other promotional expenses, including payments to AOL, and general corporate expenses.

     Operating expenses increased $238,513 or 31% from $772,744 in 1995 to $1,011,257 in 1996 and increased $1,378,516, or 136%, to $2,389,773 in 1997. The increases were primarily attributable to higher personnel costs related to the increased infrastructure of the Company, higher advertising and promotional expenses and an increase in AOL fees.

     Other Income. The changes in other income from period to period are primarily attributable to increases or decreases in the amount of excess cash invested in short-term investments.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited results of operations for each of the Company's last eight fiscal quarters. In the opinion of the Company's management, this unaudited quarterly information has been prepared on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                     THREE MONTHS ENDED
                           -------------------------------------------------------------------------------------------------------
                             MARCH 31,    JUNE 30,    SEPT. 30,     DEC. 31,    MARCH 31,     JUNE 30,    SEPT. 30,     DEC. 31,
                                1996        1996         1996         1996         1997         1997         1997         1997
                           ------------ ----------- ------------ ------------ ------------ ------------ ------------ -------------
Revenues:
Product sales ............  $   20,205   $  15,228    $  21,812   $  215,315   $  134,824   $  196,117   $  165,209   $  788,339
Set up fees ..............      59,602      63,215       55,909       53,599       62,525       48,405       39,789       36,339
Other revenues ...........          --       1,500        7,000           --           --          123          386       22,561
                            ----------   ---------    ---------   ----------   ----------   ----------   ----------   ----------
 Total revenues ..........      79,807      79,943       84,721      268,914      197,349      244,645      205,384      847,239
Cost of revenues .........      12,384      14,490        3,806      124,594      100,291      144,521      110,790      577,585
                            ----------   ---------    ---------   ----------   ----------   ----------   ----------   ----------
 Gross profit ............      67,423      65,453       80,915      144,320       97,058      100,124       94,594      269,654
Operating expenses .......     202,313     112,096      105,305      591,543      438,602      449,016      435,497    1,066,658
                            ----------   ---------    ---------   ----------   ----------   ----------   ----------   ----------
  Loss from operations ...    (134,890)    (46,643)     (24,390)    (447,223)    (341,544)    (348,892)    (340,903)    (797,004)
Other, net ...............         132         346          249        2,487        4,726        1,103        9,466        6,979
                            ----------   ---------    ---------   ----------   ----------   ----------   ----------   ----------
  Net loss ...............  $ (134,758)  $ (46,297)   $ (24,141)  $ (444,736)  $ (336,818)  $ (347,789)  $ (331,437)  $ (790,025)
                            ==========   =========    =========   ==========   ==========   ==========   ==========   ==========

     Total revenues, cost of revenues and gross profit in each of the quarters ended March 31, 1997, June 30, 1997, September 30, 1997 and December 31, 1997 showed increases as compared to the same quarterly period of the previous year. In general, these increases were attributable to increased sales volume resulting from the Company's expanded marketing efforts as well as significant expansion of customer base, repeat purchases from existing customers and launch of the Company's stores on AOL. The Company's revenues have followed the seasonal pattern typical of the retail industry, with product sales in the quarter ended December 31 increasing significantly compared to the quarter ended September 30 and product sales in the quarter ended March 31 decreasing significantly compared to the December 31 quarter. The Company expects that this seasonal pattern of sales volume will continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily from capital contributions from private investors. During the year ended December 31, 1997, the Company received $1,550,000 in capital contributions from private investors. The Company believes that its existing capital resources, together with cash generated from operations and the proceeds of this Offering will enable it to maintain its operations for at least 12 months from the date of this Prospectus.

     Net cash used in operating activities was $347,534, $532,708, and $1,176,102 for the years ended December 31, 1995, 1996, and 1997, respectively. The Company has financed these activities through private investments totaling an aggregate of approximately $3.1 million.

     Capital expenditures, primarily for computers and peripheral equipment, totaled $88,699, $67,812 and $89,454 for the years ended December 31, 1995, 1996, and 1997, respectively. The purchases were required to support the Company's expansion and increased infrastructure.

     The Company has entered into a marketing agreement with AOL pursuant to which AOL will market the products offered by the Company. Under the terms of such agreement, the Company will pay a total of approximately $500,000 during 1998.

     In January and February 1998, the Company entered into one year employment agreements with its Vice President, Chief Financial Officer and Treasurer and its Vice President and Chief Information Officer, respectively. The agreements provide for a base salary of $140,000 and $125,000 upon the completion of this Offering ($120,000 and $96,000 prior to completion of this Offering). See "Management" and "Certain Transactions."

     The Trustees of General Electric Pension Trust loaned the Company $500,000 at an interest rate of 15% per annum. The proceeds of the loan are being utilized by the Company for working capital purposes. Jeffrey S. Tauber pledged 172,500 of his shares of Common Stock as security for the loan. The Company intends to repay the principal and accrued interest on the loan with a portion of the proceeds of this Offering. See "Use of Proceeds," "Principal Stockholders" and "Certain Transactions."

     The Company believes that its computer systems and software products are fully year 2000 compatible. However, it is possible that certain computer systems or software products of the Company's suppliers or customers may not accept input of, store, manipulate and output dates in the year 2000 or thereafter without error or interruption. The Company may be required to make significant expenditures to identify, address or remedy any potential year 2000 problems, or in connection with liabilities to which the Company may become subject as a result of such problems.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 requires dual presentation of basic and diluted earnings per share for complex capital structures on the face of the statements of operations. According to SFAS No. 128, basic earnings per share, which replaces primary earnings per share, is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share, which replaces fully diluted earnings per share, reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options. SFAS No. 128 is required to be adopted for the Company's 1997 year-end financial statements; earlier application is not permitted. The Company adopted SFAS No. 128 for the year ended December 31, 1997.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is required to be adopted for the Company's fiscal year ending December 31, 1998. The adoption of this pronouncement is expected to have no impact on the Company's financial position or results of operations. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is required to be adopted for the Company's 1998 year-end financial statements. The Company is currently evaluating the impact, if any, of the adoption of this pronouncement on the Company's existing disclosures.

                                    BUSINESS

     CyberShop is an online retailer that currently offers over 40,000 products from more than 400 manufacturers through its online stores on the Internet and AOL. The Company seeks to provide a convenient shopping experience that incorporates traditional department store and mail-order features into an interactive, easy-to-use and compelling online environment.

     The Company believes that online technology, and the Internet in particular, is an advantageous medium for the selling of merchandise relative to traditional retail stores and mail-order catalogs. Leveraging online technology and the global reach of the Internet, the online retailing model provides CyberShop with virtually unlimited online shelf space and the ability to reach a geographically unlimited consumer base 24 hours a day. The online retailing model also enables the Company to avoid the facilities and personnel costs associated with maintaining traditional retail stores and the costs of publishing and distributing catalogs and staffing large "call centers" associated with mail-order companies. The Company's strategy is to offer quality merchandise, provide effective customer service, and capitalize on the inherent economies of the online retailing model. The Company, which launched its Internet store in September 1995, is still in early stages of development. The Company believes that its ability to achieve profitability will depend primarily on its ability to increase revenues generated by transactions relating to sales of merchandise through its online stores. CyberShop's management team has experience in a broad range of retailing environments, including department stores, specialty retailing stores, television merchandising and direct mail.

     CyberShop's online stores are accessed at CYBERSHOP.COM on the Internet and in the Department Store and Gift areas of the AOL Shopping Channel. CyberShop's online stores provide high quality color pictures and detailed information relating to products that are conveniently organized into departments by brand and category such as housewares, consumer electronics, gifts and gourmet food, similar to those of traditional department stores. Shoppers can search for, browse and select products throughout the store and place selected merchandise in a virtual shopping bag that facilitates the process of collecting items, subtotaling purchases and reaching the purchase decision. In addition to offering a broad selection of quality branded merchandise at a guaranteed competitive price, the Company's customers benefit from cost savings, including free domestic delivery for most purchases over $100 and discounts on future purchases under the Company's frequent buyers program. Most customer orders are completed by credit cards utilizing industry standard secured encryption.

     The Company believes that relationships with merchandise manufacturers are important to its business. CyberShop has established strategic relationships with manufacturers which allow for prompt updates on merchandise information and for most products to be rapidly shipped directly from suppliers. Supplier direct shipping enables the Company to avoid inventory related risks, limit overhead costs and provide prompt delivery. Through its Gifts Wrapped & Ready boutique the Company also offers pre-wrapped gift items which are shipped from inventory maintained at an independent warehouse facility or from the Company's suppliers within 24 hours after an order is placed.

     As part of its marketing strategy, the Company has formed a strategic alliance with AOL pursuant to a marketing agreement. This agreement provides for CyberShop to be featured on the AOL Shopping Channel as one of three anchor tenants within the Department Store area and to be prominently featured in the Gift area. In addition, the Company plans to establish strategic alliances with other online companies and begin a targeted advertising campaign to attract additional customers to the its online stores. The Company believes both online and traditional media exposure are critical to maximizing brand recognition and driving traffic to its online stores. The Company leverages its database of customers to proactively market merchandise through E-mail.

     IDC estimates that the total value of goods and services purchased on the Internet was $296 million in 1995, $2.6 billion in 1996 and will increase to $220 billion by the year 2001. The number of Company customers grew from approximately 2,250 at December 31, 1996 to approximately 12,800 at December 31, 1997. The Company believes it has effectively positioned itself to capitalize on the potential growth of online commerce by selectively targeting quality branded manufacturers and strategic online partners.

ONLINE SHOPPING INDUSTRY

     IDC estimates that the total value of goods and services purchased on the Internet was $296 million in 1995, $2.6 billion in 1996 and will increase to $220 billion by the year 2001. IDC estimates that the number of devices accessing the Internet in the United States will grow from 32 million at year end 1996 to more than 300 million by year end 2001 and the number of users in the United States associated with those devices will grow from 28 million at year end 1996 to 175 million at year end 2001. In addition, according to IDC, the percentage of such users buying goods and services on the Internet is projected to grow from 25% in December 1996 to 39% in December 2001. According to a CommerceNet/Nielsen survey, as of March 1997, shopping was one of the most popular activities on the Internet, and the number of people who shop and buy products on the Internet is growing. This survey also indicates that a large majority of Internet users (73%) spend some portion of their time online searching for information about a specific product or service.

     The Company believes that the Internet is particularly well-suited for promoting, marketing and selling merchandise. The Internet permits users throughout the world to have direct access to merchandisers. A retail site on the Internet can provide direct product service and information to a large number of users at the same time with a substantially smaller sales staff and has the ability to rapidly and continually update such information. Internet merchandisers, unlike traditional department stores, are not limited by the constraints or expense of store construction, rental and extensive personnel costs, or the difficulty of consumers traveling to their stores. In contrast to catalog merchandisers, Internet retailers can react quickly to the need to change product description, pricing or mix and are not subject to the costs of catalog publication and distribution or maintaining large "call centers." The Internet is a highly interactive medium through which shopper responses and preferences can be tracked, thereby enabling the merchandiser to customize the online stores and target specific consumer groups and individuals.

BUSINESS STRATEGY

     The Company's business strategy includes the following key elements:

     Maximize Online Economic Advantage. The Company believes that the Internet is a particularly well-suited medium for promoting, marketing and selling merchandise. The Company believes there are many advantages to retailing via an online store compared to traditional retail locations. The Internet diminishes the limitations and expenses associated with traditional retail operations, such as store construction and rent, and enables the Company to reach a global customer base. An online store has virtually unlimited shelf space, enabling it to offer a broad selection of products 24 hours a day, without the expense of carrying inventory at a physical location. In addition, direct shipping arrangements with suppliers allow the Company to avoid owning and maintaining substantial inventories, thereby enabling the Company to reduce the risk of over-stocking merchandise. In addition, the online structure of the Company's store enables the Company to cross promote related brands and products, drawing the shopper's attention to products the shopper otherwise may not have considered purchasing. The Company intends to capitalize on the advantage of online retailing and achieve higher operating margins because of the low overhead of the online retailing model.

     Create Strong Brand Recognition. The Company believes that building brand recognition of CyberShop is critical to attracting and expanding its customer base. The Company intends to promote, advertise and increase its brand recognition through various marketing and advertising media, including traditional magazines and newspapers, hyperlinked banner ads, listings in manufacturers' national advertising programs and hyperlinks from manufacturers' websites, conducting an ongoing public relations campaign and developing business alliances and partnerships. See "-- Sales and Marketing."

     Develop Strategic Alliances. The Company seeks to establish strategic alliances with global media companies to attract additional shoppers to, and increase brand recognition of, the Company's online stores. The Company views the AOL alliance as an important strategic alliance. The Company is seeking to establish additional arrangements with major Internet search engines, guides and online communities. In addition, the Company has recently established a "Partners Program," whereby third-party websites may register with CyberShop and establish hyperlinks to CyberShop for online shopping. See "-- Sales and Marketing -- Store Promotion" and "Strategic Alliances."

     Develop Customer Loyalty. The Company believes that satisfied customers will return to the Company's online stores and will contribute to increased traffic to the store through word-of-mouth referrals. The Company seeks to provide its customers with a satisfying shopping experience by making its online stores entertaining, convenient and easy to use, by offering an extensive selection of products, an attractive presentation of product information, outstanding customer service and fulfillment, and compelling incentive programs. The Company plans to provide a more customized shopping experience by utilizing the valuable demographic data aggregated from customers upon registering on the store and by analyzing previous browsing and purchasing behavior of its customers.

     Selective Merchandising. The Company typically selects manufacturers who offer quality products that are not subject to widespread discounting or high rates of customer returns. The Company also seeks manufacturers who are willing to respond on a timely basis to the Company's purchase orders and ship products directly to its customers. The Company's online structure and proprietary operating system enable the Company to add and remove products on a daily basis based on product availability and customer demand. The Company intends to increase the number of categories and products offered.

THE CYBERSHOP ONLINE STORES

     The Company's store on the Internet is accessed at CYBERSHOP.COM and at the Department Store and Gift areas of the AOL Shopping Channel.

     The CyberShop Store on the Internet

     The CyberShop Internet address, CYBERSHOP.COM, leads to the Company's home page which contains a store directory in addition to direct links to CyberShop feature departments, including Gourmet Collection, Gift Emporium, Home Style and Electronics Plus. CyberShop displays new products, best brands and special offers in each of the departments. By clicking on the store directory or featured products, shoppers are presented with detailed product information. The home page also serves as a familiar base to which shoppers can return to find key destinations within the store. Shoppers choose desired locations by clicking on a navigation bar or hyperlinked text enabling them to (i) search for products, brands or departments, (ii) access the Help and e-mail functions,
(iii) browse and order products, (iv) enter other departments and (v) register as a "CyberShopper," which opens a personal account for the customer. In addition, as part of the registration process, the Company requests the customer to provide basic demographic information. The Company currently utilizes this data to analyze customer shopping trends and demographics, and is evaluating ways in which it may utilize this data to customize marketing programs. The Company encourages shoppers to register by offering incentives, including a 10% discount coupon and 1,000 points towards the Company's frequent buyer program. See "-- Sales and Marketing-Merchandising and Customer Programs."

     The Company's store on the Internet offers over 40,000 products from over 400 manufacturers. The Company's products range in price from $10 to $5,500. Many products are featured with a high quality color picture and detailed information relating to product specifics, service, care or purchasing instructions. The Company's average order has been approximately $100 during the year ended December 31, 1997.

     The following table shows the major categories of products sold by the Company and examples of specific products, and its principal manufacturers and brands:

PRODUCT CATEGORIES AND
EXAMPLES OF PRODUCTS                                                  MANUFACTURERS/BRANDS
-------------------------------------   --------------------------------------------------------------------------------
HOUSEWARES
Cookware, Cutlery, Small Kitchen        American Harvest              Cuisinart                  Sabatier
Appliances, Kitchen Tools               Black & Decker                DeLonghi                   Scanpan
and Gadgets                             Bodum                         Joyce Chen                 Thermos
                                        Braun                         KitchenAid                 VIA!
                                        Calphalon                     Krups                      Vitantonio
                                        Chantal                       Le Creuset                 Waring
                                        Chef's Choice                 Oral-B                     Wusthof
                                        Circulon                      Polder                     Zojirushi
                                        Copco                         Rival Select
CONSUMER ELECTRONICS
TV's, VCR's, Phones, Audio,             Bissell                       Minolta                    Panasonic
Cameras, Camcorder, Home                Bose                          Mitsubishi                 Sanyo
Care, Computers, Office Equipment,      Brother                       Nikon                      Seiko Instruments
Electronic Reference Device             Canon                         Nintendo                   Sony Playstation
                                        Fisher                        Olympus                    Telemania
                                        Franklin                      Oreck                      Toshiba
                                        Hewlett Packard               Oregon Scientific          Total Recall
                                        JVC                           PalmPilot                  Ultradata

GOURMET FOOD
Chocolate, Candy, Baked                 Bittersweet Pastries          Cheesecake Lady            First Colony
Goods, Fresh Foods, Gift                Bob's Brownstone Brownies     Citterio                   Karl Bissinger
Baskets, Delicacies                     Caf--Tasse                    Crabtree & Evelyn          Lazzaroni
                                        Candy Cottage                 DiCamillo                  Maxim's de Paris
                                        Capalbo's                     Erica's Rugelach           Perugina

TABLETOP
China/Dinnerware,                       Bernardaud                    Oneida                     Schott Zwiesel
Silver/Flatware,                        Christofle                    Orrefors                   Spode
Crystal/Glassware                       Dansk                         Pfaltzgraff                Towle
                                        Daum                          Reed & Barton              Villeroy & Boch
                                        Denby                         Rosenthal                  Wallace Silversmith
                                        Kosta Boda                    Royal Doulton              Waterford
                                        Lenox                         Royal Worcester            Wedgwood
                                        Limoge Imports                Sasaki                     Yamazaki
                                        Luigi Bormioli
JEWELRY, BEAUTY &
 FASHION ACCESSORIES
Jewelry, Watches, Cosmetics,            1928                          Gale Hayman                Ray-Ban
Fragrance, Small Leather Goods,         Adrienne Vittadini            Hugo Bosca                 Reebok
Sun Glasses, Scarves, Handbags,         Ahava                         Hush Puppies               Revo
Men's Furnishings                       Aya Azrielant                 K. Bauman Design           Seiko
                                        Bharat                        Kenneth Cole               Serengeti Eyewear
                                        Burberrys                     Michael Graves             Swiss Army
                                        Cigar Savor                   Moschino                   Upper Canada
                                        Crabtree & Evelyn             Nature's One               Vivian Alexander
                                        DKNY                          NEI                        Wittnauer
                                        Dart Mart                     Nikon Eyewear              Zagat
                                        Dolce & Gabbana               Paco Rabanne               Zelco
                                        Fendi                         Perlier
                                        Fossil                        Peter Brams
HOME FURNISHINGS
Sheets, Comforters, Pillows,            AeroBed                       Godley-Schwan              Perfect Fit Industries
Towels, Bath Accessories,               Burlington                    Imperial Home Fashions     Regal
Slipcovers, Lamps, Decorative           Creative Bath                 Independent Vision         Replogle
Pillows, Ready-to-Assemble              Croscill                      John Boosh                 Revman Industries
Furniture, Globes, Clocks               Crown Crafts                  Lady Slipper Designs       Rug Barn
                                        Down, Inc.                    MFA                        Seth Thomas
                                        Early's of Whitney            Newport                    Sure Fit
                                        Faribo                        Pacific Coast Feather      Ziro Designs
                                        Galbraith & Paul

CHILDRENS
Accessories, Toys                       Classic Pooh                  Gerry                      Step 2
                                        Evenflo                       In Step                    Teaching Togs
                                        Hedstrom                      Kolcraft
                                                                      Radio Flyer

SPORTS & FITNESS
Exercise Equipment, Sporting Goods,     Bell Sports                   Huffy                      ProForm
Outdoor Living                          Budoff                        Jump King                  Weider
                                        Felco                         Mueller Sports             Weslo

     The Company's store on the Internet is designed to accommodate the needs of both the browser and the directed shopper. The browser can view an array of products by simply clicking on one of the feature departments or product categories. The directed shopper is able to quickly locate a specific product by category or brand by using the store's search function or store directory. By clicking on the picture of a product, the customer is presented with detailed information relating to product specifics, service, care or purchasing instructions.

     The Company seeks to provide a compelling shopping environment that will attract customers and encourage shoppers to purchase. The Company intends to add sound and video features to its Internet store in 1998 that will guide shoppers through the store and announce special offers. The Company also aims to make the shopping experience as simple and convenient as possible. CYBERSHOP.COM features a virtual shopping bag function that allows the shopper to accumulate merchandise for purchase while browsing through the store. Items can be added to or subtracted from the shopping bag at any time. As a registered CyberShopper, the customer is able to retain items in the shopping bag indefinitely, even after leaving the store or logging-off. After selecting an item to purchase, the customer is prompted to complete an order. In choosing a payment method when placing an order, customers have the option of securely submitting credit card information online or telephoning or faxing the information to customer service representatives. The Company also provides the option of payment by check or money order. The Company sends e-mail notifications that confirm the order and shipment and promote special offers and events.

     The Company's Gifts Wrapped & Ready boutique located within its online stores offers a range of pre-wrapped gifts which are available for shipment within 24 hours after an order is placed. These items are shipped from inventory maintained at an independent warehouse facility or from the Company's suppliers. The Company realized approximately 31% of its revenues from this boutique during the quarter ended December 31, 1997 and anticipates substantial demand during other gift giving periods such as Valentine's Day and Mother's and Father's Day. The products offered in the Gifts Wrapped & Ready boutique will be regularly updated to reflect consumer demand and the special requirements for each gift giving period.

     The Company intends to offer additional services which are particularly well-suited to online retailing. The Company is developing an online gift registry service, including a bridal registry service that is expected to be available in the second half of 1998. The bridal registry will allow customers to create, view and modify their own personal registry. To create a registry, a couple will be able to search products displayed in CyberShop's online stores, which will provide links to detailed product information and product suggestions. Once the registry has been created, an automatic reminder function will alert the couple if an important category has been neglected. Delivery options will enable the couple to return and exchange gifts before shipping. E-mail notifications regarding gifts purchased will be provided to the couple and a comprehensive status screen will show the purchase status of all registered items detailing items purchased and items still available. The bridal registry will provide convenient online access for gift givers with an easy online ordering process requiring only the submission of a password selected by the couple. Ordering by phone using a 24-hour 800-number will also be available.

     CyberShop's AOL Stores

     AOL, which has over 10 million users, has established an online shopping mall that is comprised of more than 100 stores. This mall is a service offered exclusively to its users. The Company has chosen to establish retail stores within the AOL proprietary service in order to access this large customer base in a medium familiar to AOL users. The Company's proprietary operating system interfaces with transaction processing systems operated by AOL and enables the Company to receive and fulfill orders in its AOL stores.

     The Department Store Area of AOL

     Users of AOL's online service can access the Company's online stores through the AOL Shopping Channel. CyberShop is one of the three anchor tenants in the Department Store area of the AOL Shopping Channel, which the Company believes will be a popular and heavily trafficked area of the AOL Shopping Channel. This store generally has the same extensive product offerings and features as the Company's store on the Internet and is maintained using AOL's proprietary technology and order systems. The Company believes that because this store is presented to the AOL user in the familiar AOL environment, the users are more comfortable shopping there than they might be in a less familiar Internet environment. However, the store on AOL does not include certain features such as CyberShopper registration and online status reports of shipping information. Pursuant to the marketing agreement with AOL, the Company maintains both its anchor button and a promotional button to promote its store and products, and has its products featured for a minimum of five days per month on the Department Store area's main screen. Additionally, the Company's products are featured in select AOL shopping events stores such as Santa's Workshop, Valentine's Day, Mother's and Father's Days, and Back-to-School, all of which are promoted throughout the AOL service.

     The Gift Area of AOL

     CyberShop maintains a store in the Gift area of the AOL Shopping Channel called "CyberGift." This store links to the Company's Gifts Wrapped & Ready boutique and has the same features as the Company's store in the Department Store area on the AOL Shopping Channel. CyberGift currently offers for sale gift items sorted by theme and price which are available for shipment within 24 hours after an order is placed. Pursuant to the marketing agreement with AOL, the Company maintains its tenant button and shares rotations of both a promotional button and an advertising banner to promote its store and products. The Company's products are featured for a minimum of three days per month on the Gift area main screen. Additionally, the CyberGift boutique is featured in AOL's Quick Gifts area as well as in select AOL shopping events stores such as Santa's Workshop, Valentine's Day, Mother's and Father's Days, and Back-to-School, all of which are promoted throughout the AOL service.

STRATEGIC ALLIANCES

     The Company seeks to establish strategic alliances with global media companies to attract additional shoppers to, and increase brand recognition of, the Company's online stores. The first such alliance established by the Company is a marketing agreement which provides, among other things, for CyberShop to be featured as one of three anchor tenants within the Department Store area of the AOL Shopping Channel and to be prominently featured in the Gift area of the AOL Shopping Channel. As described above, the agreement also allows the Company to participate in a variety of banner advertising opportunities and to have certain of the Company's products and special offers featured within the AOL Shopping Channel or AOL's special event stores. The AOL agreement terminates on December 31, 1998, unless it is renewed. The agreement requires monthly payments of fixed fees. See "Use of Proceeds."

     The Company is currently negotiating long-term exclusive marketing arrangements with leading Internet search engines, guides and online communities. The Company believes that such strategic alliances will drive additional traffic to the Company's website and enhance brand recognition of CyberShop. Additionally, the Company has recently established a "Partners Program" whereby third party websites may register with the Company and establish hyperlinks to CyberShop for online shopping. See "Business -- Sales and Marketing -- Store Promotion."

     The Company also considers its relationships with its manufacturers strategically important. As of December 31, 1997, the Company maintained online marketing agreements with many of its manufacturers that provide the exclusive right to market online, subject to certain exceptions. In addition to certain exclusive online marketing rights of the manufacturers' products, such agreements provide for co-marketing efforts by the Company and manufacturers. An important factor in the selection of a manufacturer for the Company's online stores is the manufacturer's willingness to respond on a timely basis to the Company's purchase orders and ship products directly to the Company's customers.

SALES AND MARKETING

     The Company's sales and marketing strategy is to effectively merchandise quality products by building brand recognition and driving traffic and attracting repeat customers to the Company's online stores. The Company utilizes a combination of advertising, creative product merchandising and online co-marketing programs to accomplish these objectives.

     Store Promotion

     The Company utilizes numerous sales and marketing techniques to increase brand recognition and drive traffic to the Company's online stores, including both online and traditional advertising and promotion campaigns. The Company's online marketing tactics include the purchase of banner advertising on search engines and Internet directories such as Yahoo!, Excite, Lycos, AltaVista, AOL Netfind, Go2Net, and Webcrawler. The banner advertisements purchased by the Company that hyperlink to the Company's online stores are displayed when a search engine user searches for information relating to certain keywords such as gift, sale, holiday and shopping. The Company also promotes the CyberShop brand through banner advertisements on key websites, which also hyperlink to the store.

     The Company also promotes its online stores through print advertising and intends to develop advertising through other media. The Company has a proactive public relations program which targets customers through national media outlets such as magazines, newspapers, and radio and television broadcasts. In addition, the Company places advertisement inserts into mail order catalogs of selected retailers, the packaging of items shipped from its Gifts Wrapped & Ready boutique, and packaging for shipments from certain suppliers. The Company also employs an electronic direct response program to promote certain offers or store events via e-mail, targeting specific customers based on such customers' prior visits and purchases.

     The Company has also created a Partners Program which is designed to attract customers and drive traffic by linking the CyberShop store with other websites that participate in the Partners Program. The Partners Program incentivizes participants by offering a commission on sales volume generated from a participating website, by offering a commission on every customer directed to CyberShop from the website, and by offering a discount on CyberShop merchandise for employees of the participant. The Company has numerous co-promotion arrangements with companies such as MasterCard, American Express, Transmedia, Virtual Emporium, and New York Style through which the Company receives customer referrals.

     Merchandising and Customer Programs

     Essential to the Company's merchandising and customer acquisition and retention strategy are its experienced merchandising team and its proprietary system operating procedures.

     In-Store Merchandising. The Company utilizes numerous merchandising tactics to enhance a customer's shopping experience. The Company believes that the shopper's ability to browse and search from a broad selection of products is a compelling incentive to shop at CyberShop. While the CyberShop store currently offers over 40,000 products, online technology offers the Company virtually unlimited online shelf space through which to increase its product offerings. The online stores also provide color pictures and detailed information relative to product specifics, service or care for many products in the stores. Management believes that access to clear pictures and helpful information at the point of purchase assists the customer in reaching an educated purchase decision and reduces the risk of product returns. To date, the Company has experienced a return rate of approximately 3% of all products sold.

     Pricing. Through the use of its proprietary online operating system, the Company's merchandise managers are able to rapidly change product pricing, product information and featured products. The Company adjusts pricing strategies to maintain competitiveness with other retailers. If, within 10 days of purchase, a customer finds the product for a lower price from a nationally recognized retailer, the Company will match that price or refund the difference. This price matching policy applies only to specific models, in stock, with United States warranties. Sales tax, shipping and handling charges are not included in the price check and remain the responsibility of the customer. The Company seeks to encourage online purchasing by offering free shipping and handling on most shipments to one customer location totaling more than $100 within the continental United States. In addition, the Company frequently provides free delivery by UPS three-day service, within certain size and weight limits, to expedite delivery and enhance customer satisfaction. The Company believes that such value added services are important to attracting consumers from other retailing channels.

     Corporate Gift Services and Gift Certificates. Management targets corporate customers as a source of high volume and repeat purchases. The Company offers a portfolio of gifts specially targeted for corporate customers. Corporate services include discounts on special gift packaging, gift cards, personalized options and professional consultation. The Company has also created a system to permit customers to purchase and redeem gift certificates online.

     Customer Attraction, Conversion and Retention. Many of CyberShop's customers are attracted to the Company's online stores through hyperlinks on search engines and guides and advertisements on AOL. The Company seeks to encourage shoppers to purchase at its online stores by offering competitive pricing, free delivery for shipments to one customer location totaling more than $100 within the continental United States, a convenient shopping venue, and an extensive selection of quality brand name products. The Company seeks to retain customers by providing outstanding customer service, including reliable order fulfillment, incentive programs such as its frequent buyer program, and product quality guarantees.

     Frequent Buyer Program. The Company seeks to enhance customer loyalty and encourage customers to make repeat purchases through the use of incentive programs. The Company has designed a frequent buyer program that rewards customers of CyberShop with ten points per dollar spent that can be used as credits towards earning savings certificates that can be redeemed at its store.

     Personalized Marketing. The Company believes that a strong understanding of the customer demographic profile and purchasing habits is critical to effective and successful merchandising. The Company aggregates demographic information relating to its customer base by requesting certain information, such as age, address, employment and education, upon a customer's registration as a CyberShopper. See "The CyberShop Online Stores -- The CyberShop Store on the Internet." Through this collection of demographic consumer data, the Company has the ability to target promotional e-mail directly to customers, based on previous purchasing and browsing behavior.

SUPPLIER RELATIONSHIPS

     The Company believes its relationships with suppliers will be a key factor to its success in the online retail industry. In general, except for the Gifts Wrapped & Ready boutique, the Company does not maintain an inventory of merchandise. Upon receipt of a customer order, the Company electronically transmits a purchase order to the appropriate supplier, who, in turn, ships the products directly to the customer. The suppliers provide shipping and back-order information, which the Company provides to customers by telephone or via e-mail.

     The manufacturers provide the Company with pictures and information necessary to display the products online. CyberShop often receives a one-time set up fee for each image placed on the Company's system. Set up fees range from $150 to $500 per image. Often, a manufacturer will commit between one and 75 images at a total cost of $500 to $15,000. The Company does not expect that such set up fees will be material to total revenues in the future. However, the Company expects that it will receive cooperative marketing allowances from certain of its manufacturers as its sales volume increases, although it is not currently receiving any such marketing allowances.

     During the year ended December 31, 1997, sales of products from the Company's top 50 manufacturers accounted for approximately 52% of the Company's total revenues. Pursuant to marketing agreements, the manufacturers grant to the Company the right to market and sell the manufacturers' products and to use the manufacturers' names, trademarks and copyrights in connection with the Company's store. Many of these manufacturers include in their print advertisements and on their websites an Internet address reference to the Company's store. As of December 31, 1997, the Company maintained online marketing agreements with many of its manufacturers that provide the exclusive right to market online, subject to certain exceptions.

CUSTOMER SERVICE

     The Company believes that high levels of customer service and support are critical to the value of its services and to retaining and expanding its customer base. Customer service representatives are available from 9:00 a.m. to 12:00 p.m. EST on weekdays, and 10:00 a.m. to 11:00 p.m. EST on weekends for customer service via e-mail, fax and a toll free telephone number, 1-800-347-3900. Customer service is assisted by automated e-mail notifications which greatly assist in keeping customers up-to-date on the status of their orders. Company representatives handle general questions about the Company's online stores and provide product information over the phone. The Company believes that these representatives are a valuable source of feedback regarding customer satisfaction, which the Company uses to improve its services. Customers of the Company are not charged for service and support.

     The Company believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases is dependent, in part, on the strength of its customer support and service operations and staff. The Company currently employs a staff of five full-time customer support and service personnel who are responsible for handling customer inquiries, answering customer questions about the ordering process, tracking shipments, investigating problems with merchandise, and acting as liaisons between the customers and manufacturers. The customer support and service organization is augmented by temporary employees when required to handle seasonal or other increases in order volume.

TECHNOLOGY

     Proprietary Technology

     Over the past two years, the Company has developed sophisticated information services delivery and shopper tracking systems by integrating third-party systems, when available, and by developing proprietary tools. The Company's information systems can be viewed as three integrated systems: (i) a publishing system, (ii) a selling system and (iii) and order processing system, all of which are supported by relational databases.

     Publishing System. The publishing system contains information about all items in the Company's online stores, including retail price, cost, color and size characteristics, group information and all manufacturer related information. Once the manufacturers have offered their products to CyberShop, the datasets are published to the Company's online stores.

     Selling System. CyberShop's main selling system is the Company's store on the Internet, which was designed to give customers a convenient and safe environment to effect their purchases. The Company's store on the Internet uses the Internet Factory's Commerce Builder web server to handle the transactional events, queries and updates to the SQL Server database. All transactions are secured by using Secure Sockets Layer ("SSL") encryption which protects the information as it is transmitted between the customer browser and the Company's store on the Internet.

     Ordering System. The Company's ordering system retrieves ordering information from selling systems, validates credit cards, processes the orders, creates and issues purchase orders to manufacturers and handles all post-sale marketing efforts. The ordering system also allows for orders to be taken over the telephone. The ordering system software was designed by the Company to give customer service representatives instant access to all customer information, to automatically update all changes to a customer's order and inform the customer of order status by automated e-mail communications. The customer service and marketing departments can access this customer profile information to search and analyze customer demographics and buying patterns in order to suggest new programs and offers to customers. The system also communicates with the warehousing facilities in real time for updates on order shipments and stock status positions.

     Commercially Available Licensed Technology

     CyberShop uses commercially available software as well as its own developed proprietary software. The Company uses Microsoft Access as a front-end development tool that connects to a Microsoft NT and Microsoft SQL Server database. In addition, Commerce Builder from the Internet Factory is used to manage the Company's store on the Internet. CyberShop has licensed a Verisign encrypted key that authenticates transactions received from the Company's store on the Internet.

     The Company has implemented a broad array of site management, search, customer interaction, transaction-processing and fulfillment services and systems. These systems combine the Company's proprietary technologies and commercially available, licensed technologies. The Company's current strategy is to license commercially available technology to augment internally developed solutions. CyberShop focuses its development efforts on improving and enhancing its specialized proprietary software with the goal of automating as many processes as possible and increasing customer satisfaction.

     A group of systems administrators and network managers monitor and operate the Company's store on the Internet, network operations and transaction-processing systems. The continued uninterrupted operation of the Company's store on the Internet and transaction-processing systems is essential to its business, and it is the job of the site operations staff to ensure, to the greatest extent possible, the reliability of these systems. CyberShop Internet connectivity is provided by Exodus Communications, Inc., a website provider that specializes in providing scalable business solutions to high volume Internet sites.

     Technological Enhancements

     The Company continually evaluates emerging technologies and new developments in web technologies with the objective of optimizing its customer interfaces, website features and operational systems. Technologies with which the Company is currently working include Emblaze technology to add audio to its website, which would enrich the online shopping experience and allow the Company to deliver more effective marketing messages, and Sun's Java language to allow the Company to provide customized services to shoppers in its store on the Internet.

     Security

     A critical issue for the success of online retailing is maintaining the integrity of information, particularly the security of information such as credit card numbers. The Company believes, however, that security systems currently in place are at least as secure as those used for traditional transactions (i.e., in-store or mail order purchases). The Company believes that it has a comprehensive security strategy.

     The Company believes that there are two potential areas for possible fraud by shopping electronically. The first is theft of credit card numbers traveling through phone lines and the second is theft of credit card numbers residing on the Company's system. The Company addresses the possibility of theft over the phone lines by using SSL encryption. The credit card number is encrypted while it is traveling and is translated only once it reaches CyberShop. This form of encryption is only available to customers using the SSL encryption enabled browsers.

     To deter the theft of credit card numbers residing in the Company's system, the Company has secure "fire walls" installed in the Company hardware, and all credit card numbers are encrypted in the Company's system until either the customer or the Company requires them. Fire walls will protect the system against "hacker" break-ins. Moreover, anyone who successfully breaks into the system will find nothing but encrypted codes that would be extremely difficult to decipher.

     The Company also offers other payment alternatives. The Company has installed a toll-free telephone number for taking orders, handling customer service, and receiving credit card information. The Company posts the toll free phone number for the customer during the checkout phase. After a customer calls this phone number, the Company's customer service representatives ask for the customer's CyberShop order number and the credit card number. The order is then processed through normal channels. The Company also can receive order requests by fax and accept payments by money order or check.

COMPETITION

     The retail shopping industry is very competitive. The Company currently competes with a variety of other companies, including traditional stores, non-traditional retailers, such as television retailers and mail order catalogs, and with other online retailers. The Company potentially competes with a variety of other stores depending on the type of merchandise and sales format offered to customers. The Company expects there will be many more online competitors in the future, as barriers to entry are minimal, and new competitors can launch sites at a relatively low cost.

     The Company believes that the principal competitive factors in its market are brand recognition, selection, personalized services, convenience, price, accessibility, customer service, quality of search tools, quality of site content, reliability and speed of fulfillment. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Certain of the Company's competitors may be able to secure merchandise from manufacturers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company.

EMPLOYEES

     As of March 1, 1998, the Company had 21 full-time employees (including management), including six in operations and development, eight in merchandising and marketing, five in customer service and two in general and administrative. As of March 1, 1998, the Company also had one part-time employee primarily focused on customer service and two consultants primarily focused on merchandising. The Company's future success depends, in significant part, upon the continued service of its key technical, marketing and senior management personnel and on its ability to attract and retain highly qualified employees. The Company's employees are not represented by any collective bargaining organization. The Company has never experienced a work stoppage and considers relations with its employees to be good.

TRADEMARKS AND PATENTS

     CyberShopSM (and its related logo) is a United States service mark of the Company. The Company has filed intent to use applications with the United States Patent and Trademark Office for the following trademarks and/or service marks:
CyberGift, the @home department store and Gifts Wrapped & Ready. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

FACILITIES

     The Company's corporate headquarters are located at 130 Madison Avenue, New York, New York. The Company leases approximately 2,500 square feet of office space at these facilities at a cost of $2,700 per month. The term of the lease expires in August, 2006. The Company believes that its existing facilities are adequate for its current requirements and that additional space can be obtained to meet its requirements for the foreseeable future.

     The Company's website is hosted by Exodus Communications, Inc. located in Jersey City, New Jersey with a back-up system in the Company's New York office. The Company's entire back end processing system resides in the Company's New York office. The Company's systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company presently has very limited redundant systems. It does not have a formal disaster recovery plan and does not carry business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders.

     The Company has an oral agreement with Rainbow Packaging Company Inc. ("Rainbow") under which products for the Gifts Wrapped & Ready boutique and certain other products acquired as inventory by the Company are placed in the warehouse facilities of Rainbow located in North Babylon, N.Y. Rainbow is responsible for gift wrapping products and shipping them in accordance with the instructions of the Company. Rainbow is compensated for its services through a per package charge plus reimbursement for all supplies required for wrapping and shipment. The arrangement is terminable by either party at any time. The Company believes that there are a number of other facilities that offer similar services at competitive rates.

LITIGATION

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of the Company's executive officers and members of the Board of Directors as of the date of this Prospectus:

                NAME                 AGE                   POSITION WITH COMPANY
----------------------------------- ----- ------------------------------------------------------
Jeffrey S. Tauber(1) ..............  36   Chief Executive Officer, President and
                                          Chairman of the Board of Directors
Linda Wiatrowski ..................  38   Vice President, General Merchandise Manager
Jill Markus .......................  34   Vice President, Store Development
Tomas Montgomery ..................  35   Vice President, Operations
Gary S. Finkel ....................  40   Vice President, Chief Financial Officer and Treasurer
Francis O'Connor ..................  37   Vice President and Chief Information Officer
Michael Kempner(1)(2)(3) ..........  40   Director
Warren Struhl(2)(3) ...............  36   Director

----------
(1)  A member of the Executive Committee.
(2)  A member of the Compensation Committee.
(3)  A member of the Audit Committee.

     Jeffrey S. Tauber has been the Chief Executive Officer, President and Chairman of the Board of the Company since October 1997 and has been Managing Director of CyberShop, L.L.C. since December 1994. Mr. Tauber was President of Avanti Linens, a leading U.S. manufacturer of decorative bath towels, from May 1988 to May 1994. In August 1993, Mr. Tauber founded a multi-head embroidery business that he sold in 1994. Prior to working at Avanti, he was a buyer and divisional Merchandise Manager for Bloomingdale's from February 1984 to May 1988. His areas of responsibility included bed pillows, blankets, sheets, women's swimwear, and ready-to-wear. In 1987, Mr. Tauber was named Federated Buyer of the year. Mr. Tauber received his B.A. in Economics from Washington University in St. Louis in 1983.

     Linda Wiatrowski has been the Vice President, General Merchandise Manager of the Company since October 1997 and has been the Vice President, General Merchandise Manager of CyberShop, L.L.C. since January 1997. From December 1994 to January 1997 she was Merchandise Manager for housewares, tabletop and gifts, and gourmet food of CyberShop, L.L.C. Ms. Wiatrowski was Home Furnishings
General Merchandise Manager of the "Can We Shop" television shopping show starring Joan Rivers from November 1993 to July 1994. Ms. Wiatrowski worked as a freelance merchant from April 1992 to November 1993. Her clients included Linens 'n Things, a 150-store home furnishings chain, where she launched the profitable housewares and tabletop divisions. Ms. Wiatrowski began her career in 1981 at Bloomingdale's in the merchandising training program. She held the positions of giftware assistant buyer, housewares department manager, confectionery buyer and lifestyle furniture buyer, before joining Bloomingdale's by Mail ("BBM") in 1989. At BBM, she was group buyer responsible for tabletop, housewares and gourmet food, gross volume of $15 million, and 150 merchandising pages in ten catalogs annually. Ms. Wiatrowski received a B.A. with honors in Human Relations from Connecticut College in 1981.

     Jill Markus has been Vice President, Store Development of the Company since October 1997 and has been Vice President, Store Development of CyberShop, L.L.C. since January 1997. From December 1994 to January 1997 she was Merchandise Manager of CyberShop, L.L.C. Ms. Markus was the Home Retail Buyer of the "Can We Shop" television shopping show starring Joan Rivers from January 1994 to July 1994. Ms. Markus was with Bloomingdales from September 1987 until January 1994, where she served as the Retail Buyer for the Ralph Lauren home furnishings department, the blanket department, and the towel department. In 1992, Ms. Markus was named as "Bloomingdale's Buyer of the Year" for her $1.0 million sales and 39% profit increases over plan. From 1985 through 1987, she was at Sibley's in Rochester, New York, with management responsibilities in the housewares and tabletop areas, and buying responsibilities in the bath, luggage, candy and book departments. Ms. Markus received her B.A. in Economics from SUNY Binghamton in 1985.

     Tomas Montgomery has been Vice President, Operations of the Company since October 1997 and has been Vice President, Operations of CyberShop L.L.C. since December 1994. Mr. Montgomery worked at the Centre for European Policy Studies
(CEPS), a leading European think tank in Brussels, Belgium, from January 1994 to July 1994, where he created the marketing department. From 1987 to 1992, as Vice President of Gravity Graphics, Inc., a sportswear company, he oversaw that company's rapid expansion. Gravity Graphics, Inc. was listed in Inc. magazine's list of the 500 fastest growing companies in the U.S. in 1991. Mr. Montgomery graduated with honors in Modern European Studies from Connecticut College in 1985.

     Gary S. Finkel has been the Vice President, Chief Financial Officer and Treasurer of the Company since January 1998. From October 1995 to January 1998 Mr. Finkel was Vice President, Chief Financial Officer and Treasurer of AlphaNet Solutions, an information technology services company which completed its initial public offering in March 1996. From August 1989 to October 1995, Mr. Finkel worked for Continental Health Affiliates, a publicly-held health care provider, in various financial management positions, including Vice President and Chief Financial Officer from February 1993 to October 1995. He also was Vice President and Chief Financial Officer of Infu-Tech, a publicly-held subsidiary of Continental Health Affiliates, from April 1992 to October 1995. Prior to that, from 1982 to 1989, Mr. Finkel held various financial management positions at Sony Corporation of America, and from 1979 to 1982 was at Price Waterhouse. Mr. Finkel received his B.S. in Accounting from SUNY Binghamton in 1979 and is a Certified Public Accountant.

     Francis O'Connor has been Vice President and Chief Information Officer of the Company since February 1998. Mr. O'Connor was Director of Software Group for De La Rue Systems Americas, a leading worldwide supplier of cash handling systems, from December 1994 to December 1997, where he led the software systems group. From November 1993 to 1994, as Vice President of Professionals Choice Sports Medicine Products, Inc., Mr. O'Connor oversaw and automated that company's manufacturing and order processing functions. From 1988 to 1992, as Director of Management Information Services of Jenny Craig International, a weight loss company, he oversaw the rapid growth of the food distribution, telecommunciations and and computer networks to facilitate the company's rapid growth. Mr. O'Connor started his career with Periphonics, an integrated voice response system manufacturer in 1983 as a systems engineer and later worked as a sales engineer. Mr. O'Connor studied electrical engineering at Rochester Institute of Technology and later received a B.A. in Computer Science from New York Institute of Technology in 1982.

     Mr. Kempner has served as a director of the Company since October 1997. Mr. Kempner, the founder of MWW Group, a public relations, investor relations and marketing firm ("MWW"), has been its President and Chief Executive Officer since 1986. Prior to founding MWW, Mr. Kempner was president of the nation's first liquor-filled chocolate company, Winters Chocolates from 1984 to 1986. Prior to that, Mr. Kempner held several positions in government at the state and Federal levels, including the post of Legislative Director for Representative Robert Torricelli (D-NJ) from 1982 to 1984. He has also served as Deputy Finance Director of the Democratic National Committee from 1980 to 1982. He is a member of the American Bankruptcy Institute, the Turnaround Management Association and the Retail Marketing Association. Mr. Kempner is the author of a six-part series for Successful Restructurings magazine and an authoritative article in Risk Management magazine. Mr. Kempner earned a Bachelor of Science degree from American University in 1981.

     Mr. Struhl has served as a director of the Company since October 1997. Mr. Struhl is the founder and has been President and Chief Executive Officer of Genesis Direct Inc., a catalog and direct marketing company, since June 1995. Mr. Struhl founded PaperDirect Inc., a mail catalog, in 1988 and was its President from 1989 until 1995. From 1984 to 1988 he was Vice President of JMB Realty Corporation, a real estate investment company. Mr. Struhl received a B.A. in Sociology from Tulane University in 1984.

     Following the Offering, it is expected that Robert Matluck will be named a director of the Company and a member of the Audit Committee. Mr. Matluck has been a Managing Director of C.E. Unterberg, Towbin, since 1989 and Chief Operating Officer of C.E. Unterberg, Towbin since December 1997. Mr. Matluck has been a Managing Director of C.E. Unterberg, Towbin Advisors since February 1993. Mr. Matluck was an Assistant Vice President in the private client services group of L.F. Rothschild Unterberg

Towbin from February 1985 to January 1987 and a Vice President at Shearson Lehman Brothers from January 1987 to November 1989. Mr. Matluck received a B.A. in Finance from Washington University in St. Louis in 1983.

     Following the Offering it is expected that the Company will elect an additional director.

     Each director holds office until the next annual meeting of stockholders or until a successor has been duly elected and qualifies, or until his or her earlier death, resignation or removal. The Company's executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board of Directors.

     The Company has obtained key-person life insurance coverage in the face amount of $2,000,000 for Mr. Tauber naming the Company as beneficiary under such policy.

     Mr. Tauber may be deemed a founder of the Company.

LIMITATIONS ON LIABILITY

     The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages to the fullest extent permitted by the Delaware GCL. Section 102(b)(7) of the Delaware GCL currently provides that a director's liability for breach of fiduciary duty to a corporation may be eliminated except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware GCL, for unlawful dividends or unlawful stock repurchases or redemptions, and (iv) for any transaction from which the director derives an improper personal benefit. The Delaware GCL does afford persons who serve on the board of directors of a Delaware corporation protection against awards of monetary damages for negligence in the performance of their duties as directors. The Delaware GCL does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. Any amendment to these provisions of the Delaware GCL will automatically be incorporated by reference into the Company's Certificate of Incorporation, without any vote on the part of its stockholders, unless otherwise required.

     The Company's By-Laws provide that the Company may indemnify any person, including officers and directors, with regard to any action or proceeding to the fullest extent permitted by Delaware law.

     Upon completion of this Offering, the Company and each of its directors and officers will enter into indemnification agreements. The indemnification agreements will provide that the Company will indemnify its directors and officers against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened, pending or completed legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which any of them was, is or is threatened to be made a party by reason of his or her status as a director, officer or agent of the Company or his or her serving at the request of the Company in any other capacity for or on behalf of the Company, provided that (i) such director or officer acted in good faith and in a manner at least not opposed to the best interests of the Company, and (ii) such director or officer had no reasonable cause to believe his or her conduct was unlawful. With respect to any action brought by or in the right of the Company, directors and officers may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against reasonable costs and expenses incurred by them in connection with such action if (i) they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, (ii) they had no reasonable cause to believe their conduct was unlawful, and (iii) such director or officer is not finally adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company, unless the court takes the view that in light of the circumstances the director or officer is nevertheless entitled to indemnification.

     It is the position of the Commission that insofar as the Company's Certificate of Incorporation, By-Laws or any indemnification agreement may be invoked by any director, officer or stockholder as a means of indemnifying them against liabilities arising under the Securities Act, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has Executive, Audit and Compensation Committees. The Executive Committee consists of Mr. Tauber and Mr. Kempner. Among other functions, the Executive Committee will exercise all the power and authority of the Board of Directors in the management and affairs of the Company between meetings of the Board of Directors, to the extent permitted by law. Mr. Struhl and Mr. Kempner are members of the Audit Committee. It is expected that Mr. Matluck will become a member of the Audit Committee following the Offering and Mr. Kempner will resign from such committee. Among other functions, the Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews and evaluates the results and scope of the audit and other services provided by the Company's independent auditors, reviews the Company's financial statements and reviews and evaluates the Company's internal control functions. The Compensation Committee consists of Mr. Struhl and Mr. Kempner. The Compensation Committee administers the Company's stock option and stock purchase plans, determines executive compensation and makes recommendations to the Board of Directors concerning salaries and incentive compensation for employees and consultants of the Company.

COMPENSATION OF DIRECTORS

     Non-employee directors currently receive a fee of $500 per meeting for their service on the Board of Directors or any committee thereof. Directors are eligible to receive options under the Company's 1998 Stock Option Plan and 1998 Directors' Stock Option Plan.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of certain information regarding compensation paid or accrued by the Company during the last fiscal year to each of the Company's Chief Executive Officer and each of the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during such period (collectively, the "Named Executives"). The current positions of the Named Executives are also included in the table.

SUMMARY COMPENSATION TABLE

                                                                                                      LONG-TERM
                                                         ANNUAL COMPENSATION                        COMPENSATION
                                               ----------------------------------------   ---------------------------------
                                                                                              SECURITIES
              NAME AND                                                   OTHER ANNUAL         UNDERLYING        ALL OTHER
         PRINCIPAL POSITION            YEAR       SALARY      BONUS      COMPENSATION      OPTIONS/(#)SARS     COMPENSATION
-----------------------------------   ------   -----------   -------   ----------------   -----------------   -------------
Jeffrey S. Tauber(1)
Chairman of the Board of Directors,
 Chief Executive Officer and Pres-
 ident ............................   1997      $162,500       --                --                 --             --
Linda Wiatrowski
Vice President, General Merchan-
 dise Manager .....................   1997      $ 99,000       --         $  33,000(2)          49,570             --

(1) Effective upon consummation of the Offering, Jeffrey S. Tauber will receive a base salary of $250,000, subject to periodic increases.

(2) Ms. Wiatrowski served as an independent contractor from January 1, 1997 through March 31, 1997.

EMPLOYMENT AGREEMENTS

     The Company entered into employment agreements with its Vice President, Chief Financial Officer and Treasurer and its Vice President and Chief Information Officer. See "-- Stock Plans" and "Certain Transactions."

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table summarizes certain information with respect to Company stock options granted to the Named Executives during the fiscal year ended December 31, 1997.

                                                          INDIVIDUAL GRANTS
                              -------------------------------------------------------------------------
                                                PERCENT OFTOTAL
                                 NUMBER OF       OPTIONS/SARS
                                SECURITIES        GRANTED TO        EXERCISE      MARKET
                                UNDERLYING         EMPLOYEES        OR BASE      PRICE ON
                               OPTIONS/SARS        IN FISCAL       PRICE PER     DATE OF     EXPIRATION
            NAME                GRANTED(#)         YEAR 1997         SHARE        GRANT         DATE
---------------------------   --------------   ----------------   -----------   ---------   -----------
Jeffrey S. Tauber .........           --                --              --           --            --
Linda Wiatrowski ..........       49,570              29.8%         $ 3.00       $ 3.00       9/10/04

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table shows the number of shares covered by both exercisable and unexercisable stock options as of fiscal year-end, and the values for exercisable and unexercisable options. No Named Executive exercised any Company stock options during 1997.

                              NUMBER OF SECURITIES UNDERLYING          VALUE OF
                                  UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                                     DECEMBER 31, 1997           AT DECEMBER 31, 1997
                              -------------------------------   ---------------------
            NAME               EXERCISABLE     UNEXERCISABLE         EXERCISABLE
---------------------------   -------------   ---------------   ---------------------
Jeffrey S. Tauber .........           --            --                       --
Linda Wiatrowski ..........      100,334            --                 $368,518

STOCK PLANS

     The Company has historically utilized stock options as an integral component of its compensation program for directors, officers and key employees of the Company. The Company believes that stock options provide long-term incentives to such persons and encourage the ownership of the Common Stock.

     As of December 31, 1997, the Company had granted options covering 273,634 shares of Common Stock having an average exercise price of $2.48 per share and ranging from $1.67 to $3.00 per share to executive officers, employees and consultants of the Company, including 100,334 shares of Common Stock to Ms.
Wiatrowski, 60,917 shares of Common Stock to Ms. Markus and 72,264 shares of Common Stock to Mr. Montgomery. Such options are either fully vested or will fully vest by September 1999. Such options have a five to seven year term, except that in the event of the termination of the employment of the option holder (i) for "cause," as defined in the option agreements, the option holders may exercise the options for a period of three months after such termination if the options are then vested, and (ii) for reasons other than "cause," the option holder may exercise options at any time after termination if the options are then vested.

     1998 Stock Option Plan. In March 1998, the Board of Directors of the Company adopted, and the stockholders of the Company approved, the Company's 1998 Stock Option Plan (the "1998 Option Plan"). The 1998 Option Plan and the Directors' Plan (as hereinafter defined) are collectively referred to as the "Stock Option Plans." Under the 1998 Option Plan, stock options may be granted to directors, executives, other key employees and consultants of the Company and its subsidiaries. The maximum number of shares of Common Stock reserved for issuance under the 1998 Option Plan is 1,000,000 shares. Subject to certain adjustments, options to acquire 65,000 and 64,000 shares of Common Stock of the Company have been granted to Gary S. Finkel and Francis O'Connor, respectively, under the 1998 Option Plan, at an exercise price equal to $5.00 per share. Such options vest one third annually over three years and expire five years from the date of grant. See "Certain Transactions." In addition, in March 1998 options to acquire 30,000 shares of Common Stock were granted under the 1998 Option Plan at an exercise price equal to $6.50 per share.

     Options granted under the 1998 Option Plan may be either incentive stock options which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code, or options that do not qualify as incentive stock options. Generally, options granted under the 1998 Option Plan vest ratably over a four-year period on each anniversary of the date of grant. At the Board's discretion, however, options may be made exercisable at any other time or upon the occurrence of certain events or the achievement of certain conditions or performance goals. Options granted under the 1998 Option Plan are exercisable for a period not to exceed ten years from the date of grant, except that upon a participant's termination of employment for any reason, all vested options shall expire upon the earlier of three months following such termination date or expiration of the option, and any nonvested options shall be immediately forfeited. Pursuant to the terms of the 1998 Option Plan, the exercise price of all incentive stock options and nonqualified stock options granted under the Plan shall not be less than the fair market value of the Common Stock at the time of grant. If qualified options are granted to a person owning more than 10% of the Company's Common Stock, then the exercise price of such options shall be no less than 110% of the fair market value per share of Common Stock at the time of grant. In the event of a "change of control" of the Company (as defined in the 1998 Option Plan) or the termination of a participant's employment other than for cause, death, disability or voluntary departure, the Board may provide that unvested stock options previously granted shall be immediately exercisable and that such options, if not exercised by a prescribed date, shall terminate. The Board of Directors may amend the 1998 Option Plan at any time, except that stockholder approval is required for certain amendments to the extent it is required by law, agreement or the rules of any exchange upon which the Common Stock is listed.

     Directors' Stock Option Plan. In March 1998, the Board adopted and the stockholders of the Company approved, the 1998 Directors' Stock Option Plan (the "Directors' Plan") pursuant to which each member of the Board of Directors who is not an employee of the Company who is elected or continues as a member of the Board of Directors is entitled to receive annually options to purchase 3,000 shares of Common Stock at an exercise price equal to fair market value on the date of grant. A Compensation Committee administers the Directors' Plan; however, it cannot direct the number, timing or price of options granted to eligible recipients thereunder.

     Each option grant under the Directors' Plan vests after the first anniversary of the date of grant and expires three years thereafter. The number of shares of Common Stock related to awards that expire unexercised or are forfeited, surrendered, terminated or canceled are available for future awards under the Directors' Plan. If a director's service on the Board terminates for any reason other than death, all vested options may be exercised by such director until the expiration date of the option grant. In the event of a director's death, any options which such director was entitled to exercise on the date immediately preceding his or her death may be exercised by a transferee of such director for the six-month period after the date of the director's death; provided that such options may not be exercised after their expiration date. In the case of a director who represents an institutional investor which is entitled to the compensation paid by the Company to such director, option grants shall be made directly to the institutional investor on whose behalf such director serves on the Board.

     The maximum number of shares of Common Stock reserved for issuance under the Directors' Plan is 70,000 shares. No options have been granted under the Directors' Plan.

                              CERTAIN TRANSACTIONS

     In November 1994, Jeffrey S. Tauber and Jane S. Tauber purchased an aggregate of 1,702,407 shares of Common Stock for $200,000.

     In January 1995, Jeffrey S. Tauber and Jane S. Tauber purchased an aggregate of 1,044,848 shares of Common Stock for $139,442.

     In February 1995, Donald J. Weiss purchased 179,169 shares of Common Stock for $150,000.

     In December 1995, Genesis Direct L.L.C. purchased 59,723 shares of Common Stock for $100,000.

     In October 1996, Trustees of General Electric Pension Trust, Leonard J. Fassler, Gerald A. Poch and Porridge Partners II purchased an aggregate of 497,347 shares of Common Stock for $1,000,000.

     In June 1997, Jeffrey S. Tauber, Jane S. Tauber, Trustees of General Electric Pension Trust, Gerald A. Poch, Leonard J. Fassler, Big Wave, NV and Cairnton Partnership purchased an aggregate of 516,506 shares of Common Stock for $1,550,000.

     The Trustees of General Electric Pension Trust loaned the Company $500,000 at an interest rate of 15% per annum. The proceeds of the loan are being utilized by the Company for working capital purposes. Jeffrey S. Tauber pledged 172,500 of his shares of Common Stock as security for the loan. The Company intends to repay the principal and accrued interest on the loan with a portion of the proceeds of this Offering. See "Use of Proceeds" and "Principal Stockholders."

     In January 1998 and February 1998, the Company entered into employment agreements with Gary S. Finkel to serve as Vice President, Chief Financial Officer and Treasurer and with Francis O'Connor to serve as Vice President and Chief Information Officer of the Company, respectively. Both agreements are for a term of one year, with automatic annual renewal thereafter unless terminated by either party at least 60 days prior to the end of the term of the agreement. Pursuant to the terms of the agreements, both Mr. Finkel and Mr. O'Connor are required to devote their full time, efforts, skills and attention to the Company's business and affairs. Mr. Finkel and Mr. O'Connor will receive a base salary of $120,000 and $96,000 per annum, respectively, which salaries shall be increased to $140,000 and $125,000 per annum, respectively, if, and as of the date, the Offering is consummated. Subject to certain adjustments, Mr. Finkel and Mr. O'Connor have been granted options to purchase 65,000 and 64,000 shares of Common Stock, respectively, at an exercise price of $5.00 per share. Each of Mr. Finkel's and Mr. O'Connor's employment agreement contains certain confidentiality and non-competition provisions.

     For options granted to other executive officers see "Management."

     The Board of Directors has adopted a policy, which will be effective simultaneously with the completion of this Offering, to provide that future transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board of Directors, (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and (iii) be for bona fide business purposes only.

                             PRINCIPAL STOCKHOLDERS

     The table below sets forth certain information regarding beneficial ownership of Common Stock held by (i) each director and each of the Named Executives who own shares of Common Stock, (ii) all directors and executive officers of the Company as a group and (iii) each person known by the Company to own beneficially more than 5% of the Common Stock. Each individual or entity named has sole investment and voting power with respect to shares of Common Stock beneficially owned by them, except where otherwise noted.

                                                                                   PERCENTAGE
                                                                SHARES       BENEFICIALLY OWNED(1)
                                                          BENEFICIALLY OWNED ---------------------
                                                             IMMEDIATELY       BEFORE     AFTER
                                                           BEFORE OFFERING    OFFERING   OFFERING
                                                         ------------------- ---------- ---------
Jeffrey S. Tauber(1) ...................................      2,763,878          69.1%     40.6%
The Jeffrey S. Tauber Grantor Retained Annuity Trust(2)         522,424          13.1       7.7
Jane S. Tauber(3) ......................................      2,763,878          69.1      40.6
The Jane S. Tauber Grantor Retained Annuity Trust(4) ...        522,424          13.1       7.7
Trustees of General Electric Pension Trust .............        531,022          13.3       7.8
Linda Wiatrowski(5) ....................................        100,334           2.4       1.5
Michael Kempner ........................................             --            --        --
Warren Struhl(6) .......................................             --            --        --
All Directors and Executive Officers as a Group (8) Per-
 sons)(7): .............................................      2,997,407          70.8      44.1

(1) Includes 522,424 shares of Common Stock held in the name of The Jeffrey S. Tauber Grantor Retained Annuity Trust, with Kevin S. Miller and Jane S. Tauber as trustees, and 1,381,939 shares of Common Stock held in the name of Jeffrey S. Tauber's wife, Jane Tauber, including 522,424 shares held in the name of The Jane S. Tauber Grantor Retained Annuity Trust, with Kevin
     S. Miller and Jeffrey S. Tauber as trustees. Jeffrey S. Tauber disclaims beneficial ownership of all of the shares held in the name of the Jane S. Tauber Grantor Retained Annuity Trust. Jeffrey S. Tauber has pledged to the Trustees of General Electric Pension Trust 172,500 shares of Common Stock to secure the Company's repayment of principal and interest on the $500,000 loan from the Trustees of General Electric Pension Trust to the Company. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

(2) All shares owned by The Jeffrey S. Tauber Grantor Retained Annuity Trust are included in the beneficial ownership of Jeffrey S. Tauber, as explained above.

(3) Includes 522,424 shares of Common Stock held in the name of The Jane S. Tauber Grantor Retained Annuity Trust, with Kevin S. Miller and Jeffrey S. Tauber as trustees, and 1,381,939 shares of Common Stock held in the name of Jeffrey S. Tauber, Jane S. Tauber's husband, including 522,424 shares held in the name of The Jeffrey S. Tauber Grantor Retained Annuity Trust with Kevin S. Miller and Jane S. Tauber as trustees. Jane S. Tauber disclaims beneficial ownership of all of the shares held in the name of the Jeffrey S. Tauber Grantor Retained Annuity Trust.

(4) All shares owned by The Jane S. Tauber Grantor Retained Annuity Trust are included in the beneficial ownership of Jane S. Tauber, as explained above.

(5)  Represents fully vested stock options.

(6) Does not include 59,723 shares of Common Stock owned by Genesis Direct, Inc. Warren Struhl is a director of Genesis Direct, Inc. and owns less than a 10% interest in such company.

(7) Includes 233,515 shares of Common Stock issuable upon exercise of options, of which 233,515 are currently exercisable. There are no additional options which will become exercisable within 60 days after the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock. Immediately prior to the consummation of this Offering, the Company had outstanding 4,000,000 shares of Common Stock and no shares of Preferred Stock outstanding. Immediately prior to the consummation of this Offering, there were 13 holders of record of Common Stock. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Certificate of Incorporation and By-Laws.

COMMON STOCK

     Following this Offering, 6,800,000 shares of Common Stock will be outstanding. All of the issued and outstanding shares of Common Stock are, and upon the completion of this Offering the 2,800,000 shares of Common Stock offered hereby will be, fully paid and non-assessable. Each holder of shares of Common Stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights. The holders of Common Stock are entitled to dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available therefor, if any. See "Dividend
Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock would be entitled to share ratably in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all its liabilities and the payment of the liquidation preference of any outstanding Preferred Stock as described below. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, nor are such holders entitled to the benefits of any redemption or sinking fund provisions.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to create and issue one or more series of Preferred Stock and determine the rights and preferences of each series, to the extent permitted by the Certificate of Incorporation and applicable law. Among other rights, the Board of Directors may determine, without the further vote or action by the Company's stockholders, (i) the number of shares constituting the series and the distinctive designation of the series; (b) the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series; (iii) whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights; (iv) whether the series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine; (v) whether or not the shares of that series shall be redeemable or exchangeable, and, if so, the terms and conditions of such redemption or exchange, as the case may be, including the date or dates upon or after which they shall be redeemable or exchangeable, as the case may be, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
(vi) whether the series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund; and (vii) the rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company and the relative rights or priority, if any, of payment of shares of the series. Except for any difference so provided by the Board of Directors, the shares of all series of Preferred Stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although the Company has no present plans to issue any shares of Preferred Stock following the consummation of this offering, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deterring or preventing a change of control of the Company or an unsolicited acquisition proposal. See "Risk Factors -- Anti-Takeover Provisions."

REGISTRATION RIGHTS

     Trustees of General Electric Pension Trust, Leonard J. Fassler, Gerald A. Poch and Porridge Partners II, the holders of an aggregate of 663,930 shares of the Common Stock (collectively, the "Registration Rights Holders") have been granted by the Company certain demand and piggyback registration rights. Subject to certain conditions, including the terms of the "lock up" arrangement, a majority in interest of the Registration Rights Holders have the right at any time on or after six months from the date of the this Prospectus to cause the Company to register certain holdings of Common Stock (the "Registrable Securities") under the Securities Act. The Company is obligated to effect only one such demand registration. The Registration Rights Holders are also entitled, if the Company decides to file a registration statement covering any of its securities under the Securities Act (with the exception of an offering pursuant to a registration statement on Form S-8 or S-4 or an offering of securities in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders or a registration statement filed in connection with an initial public offering by the Company), to receive written notice of such a proposed filing at least 30 days before the anticipated filing date and to require the Company to use its reasonable commercial efforts to include a requested amount of their Registrable Securities in the Company's registered offering, subject to reduction if the Company or managing underwriters for the offering determines that the inclusion of such Registrable Securities would interfere with the successful marketing of the offering. The Company's obligation to register the Registrable Securities ceases when such securities have been effectively registered under the Securities Act and have been disposed of pursuant to an effective registration statement covering such Registrable Securities, when such securities are distributed to the public pursuant to Rule 144 of the Securities Act, or when such securities may be sold or transferred pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act. The Company is required to bear all registration expenses (other than underwriting discounts and commissions and fees, and certain fees) and has agreed to indemnify the Registration Rights Holders against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with the registrations.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     The Company is subject to Section 203 of the Delaware GCL. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those owned by (x) persons who are directors and also officers and
(y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15 percent or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

THE NASDAQ SMALLCAP MARKET LISTING

     The Common Stock has been approved for quotation on The Nasdaq SmallCap Market under the symbol "CYSP."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Immediately following this Offering, there will be 6,800,000 shares of Common Stock issued and outstanding (assuming the Underwriters' over-allotment option is not exercised). Of such shares, the 2,800,000 shares of Common Stock to be sold in this Offering will be immediately eligible for sale in the public market, except for any of such shares owned at any time by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act. The remaining 4,000,000 issued and outstanding shares are "restricted securities" within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company, or the average weekly trading volume of Common Stock on The Nasdaq SmallCap Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. A person who is not an "affiliate" of the Company at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell such shares immediately following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144. In addition, any employee, director or officer of, or consultant to, the Company who purchased his shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144, and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

     The Company and all of its stockholders and current option holders have agreed to a "lock-up" arrangement under which such stockholders will not offer, sell or contract to sell, or otherwise dispose of, or announce an offering of, any shares of Common Stock, or rights to acquire the same, without the prior written consent of the Underwriters, subject to certain exceptions, for a period of a maximum of one year after the date of this Prospectus. After the "lock-up" period 278,777 shares of Common Stock held by non-affiliates will be saleable pursuant to Rule 144(k) and 3,721,223 shares of Common Stock will be saleable pursuant to Rule 144. The Company also granted options covering 432,634 shares of Common Stock prior to this Offering. The shares of Common Stock issuable upon exercise of such options will be saleable under Rule 701.

     Certain stockholders of the Company are entitled to both demand and piggyback registration rights with respect to 663,930 shares of Common Stock. After the expiration of the one year period, such holders may choose to exercise their demand registration rights, which could result in a large number of shares being sold in the public market. See "Description of Capital Stock -- Registration Rights."

     Upon completion of the Offering, the Company will issue to the Underwriters the Underwriters' Warrants. The Underwriters' Warrants require that the Common Stock for which such Underwriters' Warrants are exercisable be registered within one year from the date of this Prospectus. See "Underwriting."

     Prior to the date of this Prospectus, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on The Nasdaq SmallCap Market under the symbol "CYSP." No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters, and the Underwriters have agreed to purchase the 2,800,000 shares of Common Stock offered hereby. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 2,800,000 shares of Common Stock offered hereby if any such shares are purchased.

     The Underwriters propose initially to offer the shares of Common Stock offered hereby to the public at the public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.25 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the Offering, the offering price, discount price and reallowance may be changed by the Underwriters.

     The Company has granted the Underwriters an option which may be exercised within 30 days after the date of this Prospectus, to purchase up to an additional 420,,000 shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Upon completion of this Offering, the Company will sell to the Underwriters, for their own accounts, the Underwriters' Warrants covering an aggregate of up to 230,000 shares of Common Stock exercisable at a price equal to 110% of the initial public offering price set forth on the cover of this Prospectus. The Underwriters will pay a price of $0.01 per warrant. The Underwriters' Warrants may be exercised as to all or any lesser number of shares of Common Stock commencing on the first anniversary of the date of this Offering until the fifth anniversary of the date of this Offering and require that the Company register the Common Stock for which such Underwriters' Warrants are exercisable within one year from the date of this Prospectus. The Underwriters' Warrants are not transferable by the warrant holders other than to officers and partners of the Underwriters. The exercise price of the Underwriters' Warrants and the number of shares of Common Stock for which such Underwriters' Warrants are exercisable are subject to adjustment to protect the warrant holders against dilution in certain events.

     The Company, and all of its directors, officers, existing stockholders and option holders have agreed to a "lock-up" arrangement under which they may not offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Commission in respect of, or establish or increase a put position within the meaning of Section 16 of the Exchange Act with respect to any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction without the prior written consent of the Underwriters for a period of one year after the date of this Prospectus, subject to certain exceptions.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which the Underwriters may bid for, or purchase, Common Stock for the purpose of stabilizing the market price. The Underwriters also may create a short position by selling more Common Stock in connection with the Offering than it is committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of this Offering to cover all or a portion of such short position. In addition, the Underwriters may impose "penalty bids" whereby it may reclaim from a dealer participating in this Offering, the selling concession with respect to the Common Stock that it distributed in this Offering, but subsequently purchased for the accounts of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriters have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this Offering, there has been no market for the Common Stock of the Company. Accordingly, the initial public offering price for the Common Stock has been determined by negotiation between the Company and the Underwriters. Among the factors considered in determining the initial public offering price were the Company's record of operations, the Company's current financial condition, its future prospects, the state of the markets for its services, the experience of management, the economics of the industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company.

     Robert Matluck, Chief Operating Officer and a Managing Director of C.E. Unterberg, Towbin, is expected to be named a director of the Company following the Offering.

                                  LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Rubin Baum Levin Constant & Friedman, New York, New York. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1997, and for the years ended December 31, 1995, 1996 and 1997, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to such Registration Statement, which can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Statements contained in this Prospectus as to the contents of any contract or other document to which reference is made are summaries of the material terms of such contracts or documents, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing updated summary financial information for each of the first three quarters of each fiscal year.

                  CYBERSHOP INTERNATIONAL, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants ................................... F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 ............... F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1995, 1996 and 1997 ....................................................... F-4
Consolidated  Statements  of  Stockholders'  Equity  (Deficit) for the
 Years Ended December 31, 1995, 1996 and 1997 .............................. F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997 ....................................................... F-6

Notes to Consolidated Financial Statements ................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO CYBERSHOP INTERNATIONAL, INC.:

     We have audited the accompanying consolidated balance sheets of CyberShop International, Inc. (a Delaware Corporation) and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CyberShop International, Inc. and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Roseland, New Jersey
January 27, 1998

                  CYBERSHOP INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

ASSETS                                                                            DECEMBER 31,
----------------------------------------------------------------------   -------------------------------
                                                                               1996             1997
                                                                         ---------------   -------------
Current assets:
 Cash and cash equivalents (Note 2) ..................................    $    509,727      $  787,171
 Accounts receivable, net of allowance for doubtful accounts of
   $10,000 as of December 31, 1996 and 1997 ..........................          39,260          66,163
 Inventories (Note 2) ................................................              --          30,700
                                                                          ------------      ----------
   Total current assets ..............................................         548,987         884,034
Property and equipment, net (Notes 1 and 3) ..........................         116,314         131,768
Other assets .........................................................           4,686         211,108
                                                                          ------------      ----------
   Total assets ......................................................    $    669,987      $1,226,910
                                                                          ============      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
-----------------------------------------------------------------------
Current liabilities:
 Accounts payable ....................................................    $    148,096      $  739,267
 Accrued liabilities .................................................         102,399         324,220
 Deferred revenues ...................................................         147,000         135,000
 Current portion of capital lease obligations (Note 4) ...............           8,147          13,000
                                                                          ------------      ----------
   Total current liabilities .........................................         405,642       1,211,487
Long-term liabilities:
 Deferred rent .......................................................             899           4,899
 Capital lease obligations (Note 4) ..................................          12,049          15,196
                                                                          ------------      ----------
   Total long-term liabilities .......................................          12,948          20,095
                                                                          ------------      ----------
Commitments and contingencies (Note 4)
Stockholders' equity (deficit) (Note 1):
Members capital interest .............................................       1,589,443              --
Preferred stock, $.001 par value, 5,000,000 authorized; 0 shares is-
 sued and outstanding ................................................              --              --
Common stock, $.001, par value, 25,000,000 authorized; 4,000,000
 shares issued and outstanding .......................................              --           4,000
Additional paid-in capital ...........................................              --          (8,672)
Accumulated deficit ..................................................      (1,338,046)             --
                                                                          ------------      ----------
   Total stockholders' equity (deficit) ..............................         251,397          (4,672)
                                                                          ------------      ----------
   Total liabilities and stockholders' equity (deficit) ..............    $    669,987      $1,226,910
                                                                          ============      ==========


The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                  CYBERSHOP INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------
                                               1995            1996             1997
                                          -------------   -------------   ---------------
Revenues (Note 2):
 Product sales ........................    $   18,670      $  272,560      $  1,284,489
 Set up fees ..........................       112,365         232,325           187,058
 Other revenues .......................         8,800           8,500            23,070
                                           ----------      ----------      ------------
   Total revenues .....................       139,835         513,385         1,494,617
Cost of revenues ......................        13,769         155,274           933,187
                                           ----------      ----------      ------------
   Gross profit .......................       126,066         358,111           561,430
Operating expenses ....................       772,744       1,011,257         2,389,773
                                           ----------      ----------      ------------
 Loss from operations .................      (646,678)       (653,146)       (1,828,343)
Other, net ............................         6,022           3,214            22,274
                                           ----------      ----------      ------------
 Net loss .............................    $ (640,656)     $ (649,932)     $ (1,806,069)
                                           ==========      ==========      ============
Net loss per common share:
 Basic ................................    $    (0.22)     $    (0.21)     $      (0.48)
                                           ==========      ==========      ============
 Diluted ..............................    $    (0.22)     $    (0.21)     $      (0.48)
                                           ==========      ==========      ============
Pro forma net loss
 data (unaudited) (Notes 2 and 5):
 Net loss .............................    $ (640,656)     $ (649,932)     $ (1,806,069)
 Pro forma income tax benefit .........      (256,262)       (259,973)         (722,428)
                                           ----------      ----------      ------------
 Pro forma net loss ...................    $ (384,394)     $ (389,959)     $ (1,083,641)
                                           ==========      ==========      ============
Pro forma net loss
 per common share (unaudited) (Note 2):
 Basic ................................    $    (0.13)     $    (0.13)     $      (0.29)
                                           ==========      ==========      ============
 Diluted ..............................    $    (0.13)     $    (0.13)     $      (0.29)
                                           ==========      ==========      ============

Weighted average
 common shares outstanding (Note 2):
 Basic ................................     2,872,935       3,096,517         3,780,662
 Diluted ..............................     2,872,935       3,096,517         3,780,662


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                  CYBERSHOP INTERNATIONAL, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                               MEMBERS      ADDITIONAL
                                                                   COMMON      CAPITAL       PAID-IN     ACCUMULATED
                                                                    STOCK      INTEREST      CAPITAL       DEFICIT
                                                                  -------- --------------- ----------- ---------------
Balance as of December 31, 1994 .................................  $   --   $    200,000    $     --    $    (47,458)
 Issuance of members capital interest ...........................      --        389,443          --              --
 Net loss .......................................................      --             --          --        (640,656)
                                                                   ------   ------------    --------    ------------
Balance as of December 31, 1995 .................................      --        589,443          --        (688,114)
 Issuance of members capital interest ...........................      --      1,000,000          --              --
 Net loss .......................................................      --             --          --        (649,932)
                                                                   ------   ------------    --------    ------------
Balance as of December 31, 1996 .................................      --      1,589,443          --      (1,338,046)
 Issuance of members capital interest ...........................      --      1,550,000          --              --
 Net loss .......................................................      --             --          --      (1,806,069)
 Contribution of members capital interest in exchange for the
   issuance of 4,000,000 shares of common stock (Note 1). .......   4,000     (3,139,443)     (8,672)      3,144,115
                                                                   ------   ------------    --------    ------------
Balance as of December 31, 1997 .................................  $4,000   $         --    $ (8,672)   $         --
                                                                   ======   ============    ========    ============

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                  CYBERSHOP INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                               1995             1996              1997
                                                                          --------------   --------------   ----------------
Cash flows from operating activities:
 Net loss .............................................................     $ (640,656)      $ (649,932)      $ (1,806,069)
 Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation ........................................................         42,503           55,617             89,000
  Increase (decrease) in cash from changes in:
   Accounts receivable, net ...........................................       (138,209)          98,949            (26,903)
   Inventories ........................................................             --               --            (30,700)
   Other assets .......................................................             --           (4,686)          (206,422)
   Accounts payable ...................................................        122,157           22,532            591,171
   Accrued liabilities ................................................            486          101,913            221,821
   Deferred revenues ..................................................        305,000         (158,000)           (12,000)
   Due to officer .....................................................        (38,815)              --                 --
   Deferred rent ......................................................             --              899              4,000
                                                                            ----------       ----------       ------------
     Net cash used in operating activities ............................       (347,534)        (532,708)        (1,176,102)
                                                                            ----------       ----------       ------------
Cash flows from investing activities:
 Purchases of property and equipment ..................................        (88,699)         (67,812)           (89,454)
                                                                            ----------       ----------       ------------
Cash flows from financing activities:
 Proceeds from the issuance of members capital interest ...............        389,443        1,000,000          1,550,000
 Proceeds from officer loan ...........................................             --          150,000                 --
 Repayment of officer loan ............................................             --         (150,000)                --
 Payments of capital lease obligations ................................             --             (440)            (7,000)
                                                                            ----------       ----------       ------------
     Net cash provided by financing activities ........................        389,443          999,560          1,543,000
                                                                            ----------       ----------       ------------
     Net increase (decrease) in cash ..................................        (46,790)         399,040            277,444
Cash and cash equivalents, beginning of period ........................        157,477          110,687            509,727
                                                                            ----------       ----------       ------------
Cash and cash equivalents, end of period ..............................     $  110,687       $  509,727       $    787,171
                                                                            ==========       ==========       ============
Supplemental cash flow information:
 Cash paid for interest ...............................................     $       --       $    1,220       $      4,000
                                                                            ==========       ==========       ============
 Assets acquired under capital lease obligations ......................     $       --       $   20,636       $     15,000
                                                                            ==========       ==========       ============

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                          CYBERSHOP INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE BUSINESS:

     CyberShop L.L.C. was organized under the laws of the State of New Jersey as an L.L.C. in December 1994 and is a wholly owned subsidiary of CyberShop International, Inc. ("the Company") (see Note 7).

     The Company is an online retailer that offers brand name products from manufacturers to customers from the Company's web site on the World Wide Web (the "Web") and from its store that resides on America Online ("AOL").

     Prior to completion of the Public Offering (See Note 7), the members of CyberShop L.L.C. contributed all of their members capital interests in exchange for 4,000,000 shares of common stock of the Company. Both entities were under common control, which resulted in the transaction being accounted for comparable to a pooling of interests. This contribution resulted in a transfer of the balances of members' capital interest and accumulated deficit to common stock and additional paid in capital at the time of the contribution.

     The Company is proposing an initial public offering of up to 2,800,000 shares of Common Stock. Prospective investors should consider, among other things, the Company's history of losses, its limited operating history and its uncertainty of future results. For additional information on these and other factors, see "Risk Factors."

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

     Revenue Recognition

     The Company has entered into contracts with certain vendors whereby the Company will be paid a "set up" fee for each vendor product offered by the Company. The Company recognizes the set up fee revenue over the term of the vendor agreement, which usually ranges from one to two years. The Company recognizes revenue on product sales when the goods are shipped to the customer. Risk of loss passes to the Company upon shipment of products by the vendor, and the Company bears the credit risk with respect to product sales. The Company records the estimated gross profit which will be lost due to current period's shipments being returned in future periods as a reduction of revenues and cost of sales in the period of shipment.

     Frequent Buyer Program

     During the fourth quarter of 1997, the Company implemented a frequent buyer program. This program allows customers to earn savings certificates to be applied towards future purchases. These certificates are awarded based on points earned from purchases. The reserve for credits towards future purchases is not material as of December 31, 1997.

     Warranty Reserves

     Warranties on products offered by the Company are the responsibility of the manufacturers. Accordingly, no warranty reserve has been recorded in the accompanying consolidated financial statements.

                          CYBERSHOP INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (CONTINUED)

     Cash and Cash Equivalents

     The Company considers all short-term marketable equity securities with a maturity of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

     Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives.

     Deferred Offering Costs

     Included in other assets in the accompanying consolidated balance sheets as of December 31, 1997 is approximately $196,000 related to deferred costs associated with the Company's initial public offering (see Note 7). Upon the completion of the initial pubic offering, these costs plus any other offering costs, will be reclassified to additional paid-in capital.

     Deferred Revenues

     Deferred revenues as of December 31, 1997 relates to payments from customers for products not yet shipped and unamortized set up fee revenues.

     Income Taxes

     The stockholders of CyberShop L.L.C. had elected to be treated as a limited liability company for both Federal and state income tax purposes for all periods presented. The net loss for those periods will be included in the individual income tax returns of the stockholders (see Note 5).

     The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized on the differences between the financial reporting and income tax basis of assets and liability using enacted tax rates.

     Long-Lived Assets

     During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets". SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any impairment currently exists related to its long-lived assets.

     Stock Based Compensation

     The Financial Accounting Standards Board has issued a new standard, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value base method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make

                          CYBERSHOP INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - (CONTINUED)

pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied. The Company will continue to account for employee stock-based compensation under Opinion 25 and will make the pro forma disclosures required under SFAS 123.

     Pro Forma Net Loss Per Common Share

     SFAS 128, "Earnings per Share" which is effective for the period ending December 31, 1997, establishes new standards for computing and presenting earnings per share (EPS). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. Pro forma net loss reflects the tax effect of the Company's operating losses as if it operated as a C Corporation from its inception (see Note 5).

     In accordance with SFAS 128, the following table reconciles net loss and share amounts used to calculate historical and pro forma basic and diluted loss per share:

                                                                 DECEMBER 31,
                                                ----------------------------------------------
                                                     1995           1996            1997
                                                -------------- -------------- ----------------
     Numerator:
       Net loss ...............................   $ (640,656)    $ (649,932)    $ (1,806,069)
                                                  ==========     ==========     ============
       Pro forma net loss .....................   $ (384,394)    $ (389,959)    $ (1,083,641)
                                                  ==========     ==========     ============
     Denominator:
       Weighted average number of common shares
        outstanding - Basic and Diluted .......    2,872,935      3,096,517        3,780,662
                                                  ==========     ==========     ============
     Net loss per common share:
       Basis ..................................   $    (0.22)    $    (0.21)    $      (0.48)
                                                  ==========     ==========     ============
       Diluted ................................   $    (0.22)    $    (0.21)    $      (0.48)
                                                  ==========     ==========     ============
     Pro forma net loss per share:
       Basic ..................................   $    (0.13)    $    (0.13)    $      (0.29)
       Diluted ................................   $    (0.13)    $    (0.13)    $      (0.29)

     Outstanding stock options of 107,443 and 273,634 as of December 31, 1996 and 1997, respectively, have been excluded from the above calculations as they are antidulitive for all periods presented. There were no stock options outstanding during 1995.

(3) PROPERTY AND EQUIPMENT:

                                                           DECEMBER 31,
                                                  -----------------------------
                                                       1996            1997
                                                  -------------   -------------
       Office equipment and software ..........    $  191,637      $  279,693
       Furniture and fixtures .................        24,990          41,388
                                                   ----------      ----------
                                                      216,627         321,081
       Less: Accumulated depreciation .........      (100,313)       (189,313)
                                                   ----------      ----------
                                                   $  116,314      $  131,768
                                                   ==========      ==========

                          CYBERSHOP INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )

(4) COMMITMENTS AND CONTINGENCIES:

     Capital Leases

     Included in property and equipment is certain office equipment under capital leases which expire through November 2001. Future minimum lease payments as of December 31, 1997 are as follows-


       1998 ...................................................    $ 14,344
       1999 ...................................................      14,154
       2000 ...................................................       3,130
       2001 ...................................................       2,478
                                                                   --------
       Total minimum lease payments ...........................      34,106
       Less- Amount representing interest .....................      (5,910)
                                                                   --------
       Present value of future minimum lease payments .........      28,196
       Less- Current portion ..................................      13,000
                                                                   --------
       Long-term portion of capital lease obligations .........    $ 15,196
                                                                   ========

     Operating Leases

     In September 1996, the Company began leasing its main office space in New York under a 10 year operating lease that expires in August 2006. The following are the minimum lease payments for the office and other operating leases as of December 31, 1997.


        1998 ..................................................    $ 40,248
        1999 ..................................................      41,561
        2000 ..................................................      41,692
        2001 ..................................................      36,932
        2002 ..................................................      38,409
        Thereafter ............................................    $154,254


     Rent expense for the years ended December 31, 1995, 1996 and 1997 amounted to $0, $14,434 and $36,629, respectively.

     Marketing Agreements

     The Company entered into marketing agreements with America Online, Inc. ("AOL") pursuant to which AOL will market the products offered by the Company. Under the terms of such agreements, the Company will pay a fee of approximately $500,000 during 1998. The agreements are for 15 and 16 month periods. Accordingly, the Company has recognized expenses associated with these agreements on a straight-line basis over the life of the agreements.

(5) INCOME TAXES:

     As described in Note 2, CyberShop L.L.C. previously elected limited liability company status under the provisions of the Internal Revenue Code (see
Note 1).

     The following unaudited pro forma information has been determined based upon the provisions of SFAS No. 109, "Accounting for Income Taxes". This information reflects the income tax benefit that the Company would have incurred had it operated as a C Corporation for Federal and state income taxes from its inception, without contemplating any applicable tax laws related to the utilization of net operating losses. Temporary differences have been deemed immaterial.

                          CYBERSHOP INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(5) INCOME TAXES: - (CONTINUED)

                                                              YEARS ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                       1995             1996             1997
                                                  --------------   --------------   --------------
Federal tax benefit at statutory rate .........     $ (217,823)      $ (220,977)      $ (614,064)
State income benefit net of Federal benefit .          (38,439)         (38,996)        (108,364)
                                                    ----------       ----------       ----------
                                                    $ (256,262)      $ (259,973)      $ (722,428)
                                                    ==========       ==========       ==========

(6) STOCK OPTIONS:

     A summary of nonqualified stock options outstanding at December 31, 1996 and 1997 is presented in the table below-


                                                                  WEIGHTED
                                                                  AVERAGE
                                                                  EXERCISE
                                                      SHARES       PRICE
                                                    ----------   ---------
       Outstanding at January 1, 1996 ...........         --       $  --
       Granted ..................................    107,443        1.67
                                                     -------       -----
       Outstanding at December 31, 1996 .........    107,443        1.67
       Granted ..................................    166,191        3.00
                                                     -------       -----
       Outstanding at December 31, 1997 .........    273,634      $ 2.48
                                                     =======      ======


     As of December 31, 1997, there were 249,674 options exerciseable with a weighted average exercise price of $2.48. The above options which were not exercisable at December 31, 1997 vest ratably over a two year period and expire five years from the date of grant.

     Effective January 1, 1996, the Company adopted the provisions of SFAS 123 "Accounting for Stock-Based Compensation." As permitted by the statement, the Company has elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation cost has been recognized for stock options granted at or above market value. Had the fair value method of accounting been applied to the Company's stock option grants, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, the net loss would have been increased by approximately $8,000 and $19,000 for the years ended December 31, 1996 and 1997, respectively. There would have been no effect on the pro forma net loss per common share for each of these periods. This pro forma impact takes into account options granted since January 1, 1996 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during the years ended December 31, 1996 and 1997 was $0.21 and $0.36, respectively. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average market price of $1.67 in 1996 and $3.00 in 1997 and the following weighted average assumptions: risk free interest rate of 6.5%, no volatility, no assumed dividends and an expected life of two years. There were no options granted for any periods prior to the year ended December 31, 1996.

(7) SUBSEQUENT EVENTS (UNAUDITED):

     Stock Option Plans

     The Company adopted the 1998 Stock Option Plan (the "1998 Option Plan", subject to stockholders approval). Under the 1998 Option Plan, stock options may be granted to directors, executives, other key employees and consultants of the Company and its subsidiary. The maximum number of shares of common stock reserved for issuance under the 1998 Option Plan is 1,000,000 shares.

                          CYBERSHOP INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

(7) SUBSEQUENT EVENTS (UNAUDITED): - (CONTINUED)

     The Company adopted the 1998 Directors' Stock Option Plan (the "Directors' Plan", subject to stockholders approval). Pursuant to the Directors' Plan, each member of the Board of Directors who is not an employee of the Company who is elected or continues as a member of the Board of Directors is entitled to receive options to purchase 3,000 shares of common stock annually at an exercise price equal to fair market value on the date of the grant. The maximum number of shares of common stock reserved for issuance under the Directors' Plan is 70,000 shares.

     Employment Agreements

     In January and February 1998, the Company entered into one year employment agreements with its Vice President, Chief Financial Officer and Treasurer and its Vice President and Chief Information Officer, respectively. The agreements provide for a base salary of $140,000 and $125,000 upon completion of the Offering referred to below ($120,000 and $96,000 prior to completion of the Offering).

     Secured Loan

     The Trustees of General Electric Pension Trust loaned the Company $500,000 at an interest rate of 15% per annum. The loan matures on the earlier of the completion of a public offering, the raising of additonal equity or debt by the Company or March 31, 1999. The proceeds of the loan are being utilized by the Company for working capital purposes. Jeffrey S. Tauber pledged 172,500 of his shares of Common Stock as security for the loan. See "Use of Proceeds," "Principal Stockholders" and "Certain Transactions."

     Public Offering

     The Company is undertaking a public offering of 2,800,000 shares of common stock. The authorized stock of the Company is 25,000,000 shares of $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock.

======================================  ======================================
     NO PERSON HAS BEEN  AUTHORIZED TO
GIVE  ANY  INFORMATION  OR TO MAKE ANY
REPRESENTATIONS   IN  CONNECTION  WITH
THIS   OFFERING   OTHER   THAN   THOSE
CONTAINED IN THIS  PROSPECTUS  AND, IF
GIVEN OR MADE, SUCH OTHER  INFORMATION
AND REPRESENTATIONS MUST NOT BE RELIED             2,800,000 SHARES
UPON AS HAVING BEEN  AUTHORIZED BY THE
COMPANY OR THE  UNDERWRITERS.  NEITHER
THE  DELIVERY OF THIS  PROSPECTUS  NOR
ANY SALE MADE HEREUNDER  SHALL,  UNDER
ANY    CIRCUMSTANCES,    CREATE    ANY
IMPLICATION  THAT  THERE  HAS  BEEN NO
CHANGE IN THE  AFFAIRS OF THE  COMPANY
SINCE  THE  DATE  HEREOF  OR THAT  THE
INFORMATION    CONTAINED   HEREIN   IS   [CYBERSHOP INTERNATIONAL, INC. LOGO]
CORRECT AS OF ANY TIME  SUBSEQUENT  TO
ITS  DATE.  THIS  PROSPECTUS  DOES NOT
CONSTITUTE  AN  OFFER  TO  SELL  OR  A
SOLICITATION  OF AN  OFFER  TO BUY ANY
SECURITIES  OTHER THAN THE  REGISTERED
SECURITIES  TO WHICH IT RELATES.  THIS
PROSPECTUS   DOES  NOT  CONSTITUTE  AN
OFFER TO SELL OR A SOLICITATION  OF AN       CYBERSHOP INTERNATIONAL, INC.
OFFER  TO BUY SUCH  SECURITIES  IN ANY
CIRCUMSTANCES  IN WHICH  SUCH OFFER OR
SOLICITATION IS UNLAWFUL.                            COMMON STOCK

  -----------------------------------
           TABLE OF CONTENTS

                                  PAGE
                                  ----
Prospectus Summary ...............   3
Risk Factors .....................   6
Use of Proceeds ..................  15
Dividend Policy ..................  15    -----------------------------------
Dilution .........................  16
Capitalization ...................  17                PROSPECTUS
Selected Financial Data ..........  18
Management's   Discussion    and          -----------------------------------
   Analysis of Financial Condition
   and Results of Operations......  19
Business .........................  22
Management .......................  34
Certain Transactions .............  39
Principal Stockholders ...........  41
Description of Capital Stock .....  42
Shares Eligible for Future Sale ..  44
Underwriting .....................  45
Legal Matters ....................  46          C.E. UNTERBERG, TOWBIN
Experts ..........................  46
Additional Information ...........  46
Index to Consolidated Financial
   Statements..................... F-1           FAHNESTOCK & CO. INC.

 -----------------------------------

     UNTIL APRIL 17, 1998, ALL DEALERS
EFFECTING    TRANSACTIONS    IN    THE
REGISTERED SECURITIES,  WHETHER OR NOT
PARTICIPATING  IN  THIS  DISTRIBUTION,              March 23, 1998
MAY   BE   REQUIRED   TO   DELIVER   A
PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATION  OF  DEALERS  TO  DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS
AND  WITH   RESPECT  TO  THEIR  UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.
======================================  ======================================